

03022613

6/4

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genting Berhad

*CURRENT ADDRESS



PROCESSED JUN 19 2003 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4962   FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03







GENTING BERHAD
(7916-A)









NNUAL REPORT 2002

Contents

Notice of Annual General Meeting 1

Statement Accompanying Notice of Annual General Meeting 2

Group Corporate Structure 3

Corporate Diary 4

Board of Directors And Corporate Information 5

Directors' Profile 6

Chairman's Statement / Penyata Pengerusi / 主席文告 8

Review of Operations
- Leisure & Hospitality 14
- Plantations 18
- Properties 18
- Paper & Packaging 19
- Power 19
- Oil & Gas 20
- E-Commerce & IT Development 20
- Human Resources 21
- Community Services 21
- Recognition 22

Corporate Governance 23

Audit Committee Report 26

Statement on Internal Control 28

Directors' Report and Statement by Directors 29

Financial Statements 35

Statement on Directors' Responsibility 76

Statutory Declaration 76

Report of the Auditors 77

Ten-Year Summary 78

List of Properties Held 79

Group Offices 82

Analysis of Shareholdings 84

Form of Proxy

◦ NOTICE OF ANNUAL GENERAL MEETING ◦

NOTICE IS HEREBY GIVEN THAT the Thirty-Fifth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.00 p.m.

BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2002 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM432,000 for the financial year ended 31 December 2002 (2001: RM364,192). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   i) Tun Mohammed Hanif bin Omar **(Resolution 4)**
   ii) Dato' Paduka Nik Hashim bin Nik Yusoff **(Resolution 5)**

5. To re-elect Dr R. Thillainathan as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Resolution 6)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965 :

   "That Tan Sri Lim Goh Tong, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

   "That Tan Sri Mohd Amin bin Osman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 8)**

   "That Tan Sri (Dr.) Gunn Chit Tuan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 9)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 10)**

8. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

◦ STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING ◦

Pursuant To Paragraph 8.28 (2) Of The Listing Requirements Of The Kuala Lumpur Stock Exchange

1. The following are the Directors standing for re-election at the Thirty-Fifth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 4.00 p.m.:

    (a) Pursuant to Article 99 of the Articles of Association of the Company

    (i) ***Tun Mohammed Hanif bin Omar***
    (ii) ***Dato' Paduka Nik Hashim bin Nik Yusoff***

    (b) Pursuant to Article 104 of the Articles of Association of the Company

    Dr. R. Thillainathan

    (c) Pursuant to Section 129 of the Companies Act, 1965

    (i) ***Tan Sri Lim Goh Tong***
    (ii) ***Tan Sri Mohd Amin bin Osman***
    (iii) ***Tan Sri (Dr.) Gunn Chit Tuan***

2. Number of Board Meetings held during the financial year ended 31 December 2002: ***4***

3. Attendances of Directors at Board Meetings held during the financial year ended 31 December 2002 are set out on page 23 of this Annual Report.

4. Further details on the Directors standing for re-election at the Thirty-Fifth Annual General Meeting are set out on pages 6 to 7 of this Annual Report.

GROUP CORPORATE STRUCTURE



GENTING BERHAD*
(7916-A)

and its Principal Subsidiaries and Associate
as at 2 May 2003

LEISURE & HOSPITALITY DIVISION

- **56.79%** Resorts World Bhd*
- **56.79%** Genting Golf Course Bhd^
- **56.79%** First World Hotels & Resorts Sdn Bhd^
- **56.79%** Resorts World Tours Sdn Bhd^
- **56.79%** Widuri Pelangi Sdn Bhd^
- **56.79%** Papago Sdn Bhd^
- **54.9%** Asiatic Golf Course (Sg. Petani) Bhd#
- **19.87%** Star Cruises Limited***^^

PLANTATIONS DIVISION

- **54.9%** Asiatic Development Berhad*
- **54.9%** Tanjung Bahagia Sdn Bhd#
- **54.9%** Sabah Development Company Sdn Bhd#
- **46.12%** Landworthy Sdn Bhd#

PROPERTY DIVISION

- **100%** Oakwood Sdn Bhd
- **56.79%** Genting Highlands Bhd^
- **56.79%** Gentinggi Sdn Bhd^
- **56.79%** Kijal Resort Sdn Bhd^
- **34.07%** Bandar Pelabuhan Sdn Bhd^
- **54.9%** Asiatic Land Development Sdn Bhd#
- **54.9%** Setiamas Sdn Bhd#

PAPER DIVISION

- **97.7%** Genting Sanyen Industrial Paper Sdn Bhd
- **97.7%** Genting Sanyen Paperboard Sdn Bhd

POWER DIVISION

- **100%** Genting Power Holdings Ltd
- **58.62%** Genting Sanyen Power Sdn Bhd

OIL & GAS DIVISION

- **95%** Genting Oil & Gas Limited

E-COMMERCE DIVISION

- **100%** E-Genting Holdings Sdn Bhd
- **100%** Genting Information Knowledge Enterprise Sdn Bhd
- **100%** E-Genting Sdn,Bhd
- **100%** Genting WorldCard Services Sdn Bhd

INVESTMENT HOLDING & MANAGEMENT SERVICES

- **100%** Genting Hotel & Resorts Management Sdn Bhd
- **100%** Awana Hotels & Resorts Management Sdn Bhd
- **100%** Genting Management and Consultancy Services Sdn Bhd
- **100%** Genting Overseas Holdings Ltd
- **62.38%** Genting International PLC**
- **56.79%** Resorts World Limited^

* Listed on the Kuala Lumpur Stock Exchange

** Listed on the Luxembourg Stock Exchange and quoted on CLOB International, Singapore

*** Listed on The Stock Exchange of Hong Kong Limited and quoted on CLOB International, Singapore

^ Subsidiary of Resorts World Bhd

^^ A 34.99% - owned associate of Resorts World Bhd

Subsidiary of Asiatic Development Berhad

CORPORATE DIARY

2002

29 JANUARY
Notice to Shareholders of the Extraordinary General Meeting in respect of the Proposed Executive Share Option Scheme for Eligible Executives of the Company and its subsidiaries ("Proposed ESOS").

21 FEBRUARY
Extraordinary General Meeting in respect of the Proposed ESOS.

27 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2001.

1 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2001 and the Thirty-Fourth Annual General Meeting.

26 APRIL
Announcement of the Proposed Acquisition of a 20% equity stake in Genting Sanyen Power Sdn Bhd ("GSP") from Tenaga Nasional Berhad ("TNB") by Mastika Lagenda Sdn Bhd ("MLSB"), a 97.7% owned indirect subsidiary of the Company and the Memorandum of Agreement between MLSB and TNB to affirm undertaking by TNB to sell and MLSB to acquire TNB's 40% stake in Sepang Power Sdn Bhd.

29 APRIL
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back") and the Proposed Amendments to the Bye-Laws of the ESOS.

22 MAY
Announcement of the Proposed Acquisition of a 40% equity stake in Sepang Power Sdn Bhd from TNB by MLSB.

30 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2002.

31 MAY
Notice to Shareholders of the Thirty-Fourth Annual General Meeting.

10 JUNE
Notice to Shareholders of the Extrarodinary General Meeting in respect of the Proposed Share Buy-Back and the Proposed Amendments to the Bye-Laws of the ESOS.

25 JUNE
Thirty-Fourth Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and the Proposed Amendments to the Bye-Laws of the ESOS.

29 AUGUST
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2002.

27 NOVEMBER
Announcement of the resignation of Tan Sri Lim Goh Tong as the Chief Executive and the appointment of Tan Sri Lim Kok Thay as the President & Chief Executive of the Company.

Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2002.

2003

15 JANUARY
Announcement of the appointment of Dr R. Thillainathan as an Executive Director and the Chief Operating Officer of the Company.

28 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2002.

24 MARCH
Announcement of the completion of the acquisition of 20% equity stake in GSP from TNB by MLSB.

18 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2002 and the Thirty-Fifth Annual General Meeting.

28 APRIL
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

2 MAY
Announcement of the appointment of Tan Sri Mohd Amin bin Osman as an Executive Director of the Company.

28 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2003.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2001 Final - 12.5 sen less tax	27 February 2002	9 July 2002	30 July 2002
2002 Interim - 7.0 sen less tax	29 August 2002	10 October 2002	31 October 2002
2002 Proposed Final - 13.5 sen less tax	28 February 2003	9 July 2003	5 August 2003 *

* *Upon approval of Shareholders at the Thirty-Fifth Annual General Meeting.*

BOARD OF DIRECTORS AND CORPORATE INFORMATION



Tan Sri Lim Goh Tong
Chairman



Tun Mohammed Hanif bin Omar
Deputy Chairman



Tan Sri Lim Kok Thay
President & Chief Executive



Tan Sri Mohd Amin bin Osman
Executive Director



Dr. R. Thillainathan
Executive Director & Chief Operating Officer



Mr Quah Chek Tin
Executive Director



Dato' Paduka Nik Hashim bin Nik Yusoff
Independent Non-Executive Director



Tan Sri (Dr.) Gunn Chit Tuan
Independent Non-Executive Director



Tan Sri Dr. Lin See Yan
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Goh Tong
Chairman

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Lim Kok Thay
President & Chief Executive

Tan Sri Mohd Amin bin Osman
Executive Director

Dr. R. Thillainathan
Executive Director & Chief Operating Officer

Mr Quah Chek Tin
Executive Director

Mr Tan Wooi Meng
Group Company Secretary

Encik Azmi bin Abdullah
Group Treasurer

AUDIT COMMITTEE

Tan Sri (Dr.) Gunn Chit Tuan
Chairman/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/President & Chief Executive

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Dr. Lin See Yan
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Dato' Paduka Nik Hashim bin Nik Yusoff
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Dato' Paduka Nik Hashim bin Nik Yusoff
Chairman/Independent Non-Executive Director

Tan Sri (Dr.) Gunn Chit Tuan
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

GENTING BERHAD

A public limited liability company
Incorporated and domiciled in Malaysia
Company No. 7916-A

REGISTERED OFFICE

24th Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304
E-mail : gbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Kuala Lumpur Stock Exchange
(28 December 1971)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMPAGE

www.genting.com.my

◦ DIRECTORS' PROFILE ◦

Tan Sri Lim Goh Tong (Malaysian, aged 85), appointed on 30 July 1968, is the founder and Chairman. He is also the Chairman of Resorts World Bhd ("RWB"), a 56.79% owned subsidiary of Genting Berhad ("the Company") and a Director of Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company. In addition, he is also a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable Foundation established by him and his family in Malaysia.

In 2002, Tan Sri Lim was awarded the Property Man of the Year Award from the Malaysian Chapter of FIABCI (International Real Estate Federation).

Tan Sri Lim holds 6,681,000 ordinary shares in the Company, 437,500 ordinary shares in ADB and 1,832,468 ordinary shares in Genting International PLC, an indirect 62.38% owned subsidiary of the Company; and has a share option to subscribe for 1,500,000 ordinary shares in the Company, a share option to subscribe for 1,000,000 ordinary shares in RWB and a share option to subscribe for 577,000 ordinary shares in ADB.

Tan Sri Lim is the father of Tan Sri Lim Kok Thay and a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Tan Sri Lim Trust which owns 0.59% of the non-voting preference shares in KHR.

Tan Sri Lim has an interest in the securities of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 64), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Resorts World Bhd ("RWB") and the Chairman on the Board of public-listed Park May Berhad, General Corporation Berhad and Maxis Communications Berhad. He is a Director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmFinance Berhad. He is the President of the Malaysian Equine Council and of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 200 ordinary shares in the Company and 1,000 ordinary shares in RWB; and has a share option to subscribe for 500,000 ordinary shares in the Company and RWB respectively.

Tan Sri Lim Kok Thay (Malaysian, aged 51), appointed on 17 August 1976, is the President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the President & Chief Executive of Resorts World Bhd ("RWB"), the Joint Chief Executive and a Director of Asiatic Development Berhad ("ADB") and the Chairman of Genting International PLC. He is a Director of Kien Huat Berhad. In addition, he sits on the Boards of other Malaysian and foreign companies. He has served in various positions within the Group since 1976. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds a total of 14,957,796 ordinary shares (direct and indirect) in the Company, 50,000 ordinary shares in RWB and 144,000 ordinary shares in ADB; and has a share option to subscribe for 1,000,000 ordinary shares in the Company, a share option to subscribe for 750,000 ordinary shares in RWB and a share option to subscribe for 577,000 ordinary shares in ADB.

Tan Sri Lim is a son of Tan Sri Lim Goh Tong and a Director of Kien Huat Realty Sdn Bhd ("KHR"), a substantial shareholder of the Company and has a deemed interest in KHR only by virtue of being a beneficiary of the Lim Kok Thay Trust which owns 60% of the non-voting preference shares in KHR.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Dr. R. Thillainathan (Malaysian, aged 58), appointed on 15 January 2003, is an Executive Director and the Chief Operating Officer. He holds a Class 1 Honours in Bachelor of Arts (Economics) from the University of Malaya and obtained his Masters and PhD in Economics from the London School of Economics and is a Fellow of the Institute of Bankers Malaysia. He has been with the Genting Group since 1989 and also holds directorships in other companies within the Group. He also sits on the Board of Petronas Dagangan Berhad. Dr R. Thillainathan has extensive years of experience in finance and banking. He is the immediate past President of Malaysian Economic Association and a current member of the Malaysian Accounting Standards Board and the Capital Market Advisory Council.

Dr. R. Thillainathan has a share option to subscribe for 250,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 51), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is also an Executive Director and the Chief Operating Officer of Resorts World Bhd ("RWB") and a Director of Asiatic Development Berhad and the Alternate Director to Tan Sri Lim Kok Thay on the Board of Genting International PLC. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company and RWB respectively and has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Paduka Nik Hashim bin Nik Yusoff (Malaysian, aged 65), appointed on 8 June 1979, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from Melbourne University and also a Masters Degree in Public Administration from Harvard University, USA. He has been in the banking industry for more than 30 years. He is the Chairman of Utama Banking Group Berhad and sits on the Boards of Bank Utama (Malaysia) Berhad, Utama Merchant Bank Berhad, Malayan United Industries Berhad, UBG Enterprise Bhd and CMS Trust Management Berhad.

Tan Sri Mohd Amin bin Osman (Malaysian, aged 75), appointed on 12 May 1986 was appointed an Executive Director on 1 May 2003 upon the expiry of his consultancy contract with the Company on 30 April 2003. He is also the Chairman of Asiatic Development Berhad ("ADB"). He had a distinguished career with the Royal Malaysian Police Force for a period of over 36 years where he retired as the Acting Inspector General of Police, Malaysia. In between, he had served as Deputy Commissioner of Police, Sabah; Brigade Commander, Police Field Force, East Malaysia; Chief of City Police, Kuala Lumpur; and Director of Special Branch, Malaysia. He has won various awards including the Panglima Setia Mahkota and Sri Indera Mahkota Pahang. He also sits on the Boards of DMIB Berhad and Shangri-la Hotels (Malaysia) Berhad.

Tan Sri Mohd Amin holds 8,000 ordinary shares in the Company, 122,000 ordinary shares in Resorts World Bhd and 164,000 ordinary shares in ADB; and has a share option to subscribe for 500,000 ordinary shares in the Company and a share option to subscribe for 577,000 ordinary shares in ADB.

Tan Sri (Dr.) Gunn Chit Tuan (Malaysian, aged 74), appointed on 6 July 1994, is an Independent Non-Executive Director. He is the former Chief Justice of Malaya from where he retired on 20 May 1994. He holds a Bachelor of Arts (Honours) Degree and a Bachelor of Laws (Honours) Degree (redesignated as LLM in 1985) from University of Cambridge and Barrister-at-Law from Lincoln's Inn. He has been awarded both the Panglima Mangku Negara and Panglima Setia Mahkota and was recently conferred the Doctor of Science (Honorary) by the University Putra Malaysia.

Tan Sri Dr. Lin See Yan (Malaysian, aged 63), appointed on 28 November 2001, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman of Council of the Graduate School Alumni Association at Harvard University as well as Regional Director for Asia Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. In addition, he advises and sits on the Boards of a number of public listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Genting Berhad, Ancom Berhad and Fraser & Neave Holdings Berhad.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 23 of this Annual Report.

◦ CHAIRMAN'S STATEMENT ◦

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of the Genting Group of Companies ("Group") for the financial year ended 31 December 2002.

PERFORMANCE REVIEW

The operating revenue of the Group grew by 12% to RM3,534.7 million in 2002. The profit before tax for the Group increased by 51% to RM1,559.5 million in 2002, as a result of an improved performance in the Leisure & Hospitality Division that registered an increase in visitor arrivals, a higher share of profit from the associate Star Cruises Limited ("Star Cruises"), the gain arising on dilution

FINANCIAL HIGHLIGHTS

Year ended 31 December	2002 RM million	2001 RM million	Change %
Operating revenue	3,534.7	3,148.4	12%
Profit before taxation	1,559.5	1,034.6	51%
Profit after taxation	1,106.8	648.3	71%
Net profit for the year	761.4	453.6	68%
Shareholders' equity	6,470.6	5,800.2	12%
Total assets employed	11,440.2	10,221.1	12%
*Basic earnings per share (sen)**	108.10	64.41	68%
Diluted earnings per share (sen)*	108.06	N/A	N/M
Net dividend per share (sen)	14.76	13.68	8%
Dividend cover (times)*	7.3	4.7	56%
Net tangible assets per share (RM)	9.19	8.23	12%
Return (after tax and minority interests) on average shareholders' equity (%)	12.41	8.07	54%

* *Computed based on profit after taxation and minority interests.*
N/M : Not Meaningful
N/A : Not Applicable

◦ PENYATA PENGERUSI ◦

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Syarikat-syarikat dalam Kumpulan Genting ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2002.

TINJAUAN PRESTASI

Hasil kendalian Kumpulan meningkat sebanyak 12% kepada RM3,534.7 juta dalam tahun 2002. Keuntungan sebelum cukai Kumpulan bertambah sebanyak 51% kepada RM1,559.5 juta dalam tahun 2002, akibat prestasi yang lebih baik dari Bahagian Peranginan & Keraian yang telah mencatat peningkatan dalam kunjungan para pelawat, perkongsian keuntungan yang lebih besar dari syarikat sekutu, Star Cruises Limited ("Star Cruises"), keuntungan yang timbul dari pencairan pelaburan di dalam Star Cruises dan kos pembiayaan yang lebih rendah. Pembukaan sepenuh First World Hotel & Plaza ("First World Complex") telah menyumbang secara positif kepada peningkatan kunjungan para pelawat dalam 2002. Keuntungan tahun sebelumnya telah dipengaruhi oleh tanggungan luar biasa bagi pelaburan dan kos-kos eksplorasi yang dilupuskan oleh Bahagian Minyak & Gas. Bahagian Perladangan juga memberi sumbangan kepada peningkatan keuntungan Kumpulan, dengan kenaikan harga produk kelapa sawit dan sumbangan keuntungan dari pemerolehan tanah perladangan yang baru di Sabah.

DIVIDEN

Dividen interim sebanyak 7.0 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham, berjumlah RM35.5 juta telah dibayar pada 31 Oktober 2002. Lembaga

PROFIT/(LOSS) BEFORE TAXATION


RM million
2,000
1,500
1,000
500
0
(500)
909.7
1,521.4
(322.7)
1,034.6
1,559.5
1998
1999
2000
2001
2002

TOTAL ASSETS EMPLOYED


RM million
12,000
9,000
6,000
3,000
0
8,340.1
9,438.8
9,300.8
10,221.1
11,440.2
1998
1999
2000
2001
2002

BASIC EARNINGS/(LOSS) PER SHARE


Sen
200
150
100
50
0
(50)
58.8
156.3
(34.9)
64.4
108.1
1998
1999
2000
2001
2002

NET TANGIBLE ASSETS PER SHARE


RM
10
8
6
4
2
0
6.86
8.31
7.73
8.23
9.19
1998
1999
2000
2001
2002

of Star Cruises and lower financing costs. The full opening of the First World Hotel & Plaza ("First World Complex") contributed positively to the higher visitor arrivals in 2002. The previous year's profit had been affected by exceptional charges in respect of investments and exploration costs written off by the Oil & Gas Division. The Plantation Division also contributed to the increase in the Group's profit, thanks to higher palm product prices and the profit contribution from the newly acquired plantation land in Sabah.

DIVIDENDS

An interim dividend of 7.0 sen less 28% tax per ordinary share of 50 sen each, amounting to RM35.5 million was paid on 31 October 2002. The Board recommends a final dividend of 13.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM68.5 million, for the approval of shareholders at the forthcoming Thirty-Fifth Annual General Meeting.

BUSINESS DEVELOPMENTS

During the year, the Group focused on developing and enhancing the existing business divisions. The Leisure & Hospitality Division had an eventful year that introduced new entertainment attractions and facilities at Genting Highlands Resort. The official launch of First World Complex on 26 July 2002 by our esteemed Prime Minister, YAB Dato' Seri Dr Mahathir bin Mohamad, was a significant landmark for the tourism industry and the Malaysian economy as it introduced the biggest hotel and the most uniquely integrated entertainment complex in Malaysia. Phase 2 development of the First World Complex is now in progress. The First World Hotel, upon completion with about 6,300 rooms, will become the largest hotel in the world.

The First World Complex offers an array of endless fun-filled entertainment activities, world-class shows and performances, six uniquely themed boulevards with exciting joy rides, fantastic shopping and eating experience, hotel rooms at very affordable prices and state-of-the-art business convention facilities. The First World Complex houses many other distinctive attractions such as *Genting Sky Venture,* Asia's first-ever skydiving simulation attraction, *Genting X-pedition Wall,* the biggest indoor rock-climbing wall in Southeast Asia, *Snow World,* the largest snow house wonderland in Malaysia, the first and only *Ripley's Believe It or Not Museum* in Malaysia and *Haunted Adventure.*

The unique development of First World Complex has been well recognised by many leading authorities and has won awards of excellence such as the "*Best Man-made Tourist Attraction in Malaysia*" by Tourism Malaysia and the prestigious "*FIABCI Award of Distinction*" 2002 for the best hotel development in Malaysia.

During the year, Awana Kijal Golf, Beach & Spa Resort in Terengganu introduced a new Javanese-inspired spa known as Taman Sari Royal Heritage Spa Awana Kijal. Awana Porto Malai, Langkawi commenced an upgrading exercise in December 2002 to include additional new hotel

Pengarah mencadangkan dividen akhir sebanyak 13.5 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham berjumlah RM68.5 juta, tertakluk kepada kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ketiga Puluh Lima yang akan datang.

PEMBANGUNAN PERNIAGAAN

Sepanjang tahun dalam tinjauan, Kumpulan telah menumpukan perhatian untuk terus membangun dan mempertingkatkan bahagian-bahagian perniagaannya. Bahagian Peranginan & Keraian telah mengalami tahun yang penuh peristiwa yang telah memperkenalkan tarikan-tarikan hiburan dan kemudahan-kemudahan baru di Genting Highlands Resort. Pelancaran rasmi First World Complex pada 26 Julai 2002 oleh Perdana Menteri kita yang sangat dihormati, YAB Dato' Seri Dr Mahathir bin Mohamad, merupakan peristiwa penting yang bermakna bagi industri pelancongan dan ekonomi Malaysia kerana ia memperkenalkan hotel yang terbesar dan kompleks hiburan bersepadu yang paling unik di Malaysia. Pembangunan fasa 2 First World Complex kini sedang dijalankan. First World Hotel, apabila siap kelak dengan jumlah kira-kira 6,300 bilik, akan menjadi hotel yang terbesar di dunia.

First World Complex menawarkan pelbagai aktiviti-aktiviti hiburan yang berjela-jela lagi menyeronokkan, persembahan-persembahan bertaraf dunia, enam jalan-jalan berhias tema yang unik dengan tunggangan-tunggangan ria yang menyeronokkan, pengalaman membeli belah dan menjamu makan yang hebat, bilik-bilik hotel pada harga berpatutan serta kemudahan konvensyen perniagaan yang serba canggih. First World Complex juga menempatkan banyak lagi tarikan-tarikan yang tersendiri seperti Genting Sky Venture, tarikan simulasi terjun udara yang pertama sekali di Asia, Genting X-pedition Wall, dinding batu panjat dalaman yang terbesar di Asia Tenggara, Snow World, alam ajaib salji yang terbesar di Malaysia, Muzium Ripley's Believe It Or Not yang pertama dan satu-satunya di Malaysia dan Haunted Adventure.

Pembangunan unik First World Complex telah diiktirafkan sewajarnya oleh banyak badan-badan ternama dan telah memenangi anugerah-anugerah kecemerlangan seperti, "Tarikan Pelancongan Buatan Manusia Yang Terbaik di Malaysia" dari Pelancongan Malaysia dan anugerah berprestig "FIABCI Award of Distinction" 2002 untuk pembangunan hotel terbaik di Malaysia.

Dalam tahun tinjauan, Awana Kijal Golf, Beach & Spa Resort di Terengganu telah memperkenalkan spa berinspirasi tradisi Jawa yang baru yang dikenali sebagai Taman Sari Royal Heritage Spa Awana Kijal. Awana Porto Malai, Langkawi pula telah memulakan kerja-kerja peningkatan dalam Disember 2002 yang termasuk penambahan bilik-bilik hotel baru, sebuah kolam renang dan sebuah pusat konvensyen. Projek peningkatan ini dijangka siap akhir tahun 2003.

Star Cruises telah mencipta sejarah di China dalam November 2002 dengan ketibaan SuperStar Leo dan SuperStar Aries bersama-sama di Shanghai. SuperStar Leo terlebih dahulu telah berlayar buat kali pertama ke rooms, a swimming pool and a convention centre. The upgrading project is targeted for completion by the end of 2003.

Star Cruises created history in China in November 2002 with the arrival of *SuperStar Leo* and *SuperStar Aries* together in Shanghai. SuperStar Leo had earlier sailed for the first time to Shanghai, in August 2002 and was also the largest ever cruise ship to clear the Yangpu Bridge. SuperStar Aries is the first ship in 50 years to sail from Keelung to Shanghai, marking another significant milestone in the maritime history of China.

The Plantation Division added another 6,784 hectares to its landbank in Sabah in 2002 with the acquisitions of Asiatic Mewah Estate and vacant lands at Pulau Jambongan. These acquisitions increased the titled landbank of the Division to 57,113 hectares.

During the year, the Packaging Division was appointed by OTOR France as an exclusive licensee for the OTOR system in Malaysia, Singapore, Thailand and Vietnam and as the non-exclusive licensee for the China market. OTOR France is a global leader in innovative packaging system and this would benefit the Division in terms of the transfer of technology, including design and know-how of OTOR's packaging system and the distributorship of OTOR machines.

The Power Division entered into a supplementary agreement with Tenaga Nasional Berhad ("TNB") to sell an additional 42MW of capacity and energy to TNB in August 2002. This additional sale had received all regulatory approvals and was implemented in February 2003. During the year, the Division upgraded one of the three gas turbines to generate additional output and further improve the efficiency level.

During the year, the Group continued to capitalise on the advancement and benefits of information technology to enhance customer services such as the introduction of eGENTING *WorldCard* as a supplement to *WorldCard*, the Group's main customer loyalty card. The Customer Relationship Management programme was further enhanced in 2002 to provide a more efficient system and management of customer information and to execute effective marketing campaigns to further improve service quality.

CORPORATE DEVELOPMENTS

During the year under review, the Group participated in Star Cruises' rights issue to maintain its strategic stake in the company. The rights issue of 7 new shares for every existing 50 shares at the subscription price of HK$1.95 per share was fully subscribed and completed on 12 December 2002.

On 24 March 2003, the Group completed the acquisition of an additional 20% equity stake in Genting Sanyen Power Sdn Bhd ("GSP") from TNB. Following this acquisition, GSP is now a 60% owned subsidiary of the Group.

Shanghai dalam Ogos 2002 dan merupakan kapal layar yang terbesar melalui bawah Jambatan Yangpu. SuperStar Aries adalah kapal pertama dalam tempoh 50 tahun untuk berlayar dari Keelung ke Shanghai, mencatatkan lagi satu detik yang bermakna di dalam sejarah samudera China.

Bahagian Perladangan telah menambahkan lagi 6,784 hektar kepada keluasan tanahnya di Sabah dalam 2002 dengan pemerolehan Asiatic Mewah Estate dan tanah-tanah kosong di Pulau Jambongan. Pemerolehan-pemerolehan ini telah menambahkan lagi keluasan tanah hak milik bagi Bahagian kepada 57,113 hektar.

Dalam tahun tinjauan, Bahagian Pembungkusan telah dilantik oleh OTOR France sebagai pemegang lesen eksklusif untuk sistem OTOR di Malaysia, Singapura, Thailand dan Vietnam dan sebagai pemegang lesen tidak eksklusif untuk pasaran China. OTOR France adalah pemimpin global bagi sistem pembungkusan inovatif dan ini akan membawa manfaat kepada Bahagian dari segi pemindahan teknologi, termasuk rekabentuk dan kepandaian teknik sistem pembungkusan OTOR serta pengedaran mesin-mesin OTOR.

Bahagian Jana Kuasa telah memasuki perjanjian tambahan dengan Tenaga Nasional Berhad ("TNB") untuk menjual tambahan 42MW kapasiti dan tenaga kepada TNB dalam Ogos 2002. Jualan tambahan ini telah menerima semua kelulusan regulatori dan telah dilaksanakan dalam Februari 2003. Dalam tahun kajian, Bahagian telah meningkatkan lagi salah satu dari tiga turbin gas untuk menjanakan keluaran tambahan dan meningkatkan lagi tahap kecekapan.

Dalam tahun kajian, Kumpulan terus bermanfaat dari kemajuan dan teknologi maklumat untuk mempertingkatkan perkhidmatan para pelanggan seperti pengenalan eGENTING WorldCard sebagai khidmat tambahan kepada WorldCard, kad kesetiaan pelanggan Kumpulan yang utama. Program "Customer Relationship Management" telah dipertingkatkan lagi dalam 2002 untuk memberikan sistem yang lebih cekap dan pengurusan informasi pelanggan serta untuk melaksanakan kempen-kempen pemasaran yang lebih berkesan untuk meningkatkan lagi kualiti perkhidmatan.

PEMBANGUNAN KORPORAT

Pada tahun dalam tinjauan, Kumpulan telah mengambil bahagian di dalam terbitan hak Star Cruises untuk mengekalkan kepentingan strategiknya di dalam syarikat itu. Terbitan hak bagi 7 saham-saham baru untuk setiap 50 saham-saham yang wujud pada harga langganan HK$1.95 sesaham telah dilanggan sepenuhnya dan selesai pada 12 Disember 2002.

Pada 24 Mac 2003, Kumpulan telah menyempurnakan proses pemerolehan tambahan 20% kepentingan ekuiti dalam Genting Sanyen Power Sdn Bhd ("GSP") daripada TNB. Berikutan pemerolehan ini, GSP kini adalah 60% milik syarikat subsidiari Kumpulan.

The Group is consistently recognised and honoured with prestigious international and domestic awards of excellence for its prudent management and strong financial performances. Genting Group was voted the No. 1 overall leading company in Malaysia for a record-breaking 9th consecutive year in 2002 in an annual poll called REVIEW 200: Asia's Leading Companies organised by Far Eastern Economic Review. Among the other awards of excellence received in 2002 included being voted the *"Best Company in Asia"* by Global Finance (for Resorts World Bhd).

ESOS

The new Executive Share Option Scheme ("New ESOS") for eligible executives and Executive Directors became effective on 12 August 2002. The New ESOS allows eligible employees to participate in the future growth of the Group.

PROSPECTS

The operating business conditions in 2003 are expected to be very tough and challenging in view of the economic and geopolitical uncertainties that have been further compounded by the Iraq war and the Severe Acute Respiratory Syndrome (SARS) outbreak. Nonetheless, I am confident that the Group is able to face up to these challenges, given the strong financial and management track record of the Group.

APPRECIATION

I would like to congratulate Tan Sri Lim Kok Thay, who has been appointed by the Board as the President and Chief Executive. I believe with his strong leadership and vast experience, the Group will continue to achieve greater success. I shall continue to serve as Chairman in an executive capacity.

The Board is pleased to announce the appointment of Tan Sri Mohd Amin bin Osman as an Executive Director and Dr. R. Thillainathan as an Executive Director and Chief Operating Officer of the Company. I believe the Group will benefit from their valuable experience and expertise.

I would like to thank our shareholders, customers, business associates and the relevant authorities for their continued confidence in and unwavering support for the Group. My thanks and appreciation is also extended to the management and employees for their dedicated work and loyalty to the Group. Once again, thank you and may we continue to work together to overcome the challenges ahead.

TAN SRI LIM GOH TONG
Chairman
2 May 2003

Kumpulan sering dikenali dan disanjungi dengan anugerah-anugerah kecemerlangan antarabangsa yang berprestij dan tempatan untuk pengurusannya yang berhemat dan prestasi kewangan yang kukuh. Kumpulan Genting telah dipilih sebagai No. 1 Syarikat utama keseluruhan di Malaysia untuk rekod 9 tahun berturut-turut dalam 2002 di dalam tinjuan pendapat tahunan REVIEW 200: Asia's Leading Companies yang dikendalikan oleh Far Eastern Economic Review. Di antara anugerah-anugerah kecemerlangan lain yang diterima dalam tahun 2002 termasuk dipilih sebagai "Syarikat Terbaik di Asia" oleh Global Finance (untuk Resorts World Bhd).

ESOS

Skim Opsyen Saham Pekerja yang baru ("ESOS baru") untuk para eksekutif dan Pengarah Eksekutif yang layak telah berkuatkuasa pada 12 Ogos 2002. ESOS baru ini membolehkan para pekerja yang layak untuk menyertai pertumbuhan masa hadapan Kumpulan.

PROSPEK

Keadaan operasi perniagaan di dalam 2003 dijangka akan lebih sukar dan mencabar memandangkan keadaan ekonomi dan geopolitik yang tidak menentu yang telah diburukkan lagi oleh peperangan di Iraq dan wabak penyakit Sindrom Pernafasan Akut Yang Teruk (SARS). Walau bagaimanapun, saya yakin Kumpulan akan dapat menghadapi cabaran-cabaran ini, memandangkan rekod prestasi kewangan dan pengurusan Kumpulan yang kukuh.

PENGHARGAAN

Saya ingin mengucapkan tahniah kepada Tan Sri Lim Kok Thay, yang telah dilantik oleh Lembaga Pengarah sebagai Presiden dan Ketua Eksekutif. Saya percaya dengan kekuatan kepimpinan dan pengalamannya yang luas, Kumpulan akan terus mencapai kejayaan yang lebih besar. Saya akan terus berkhidmat sebagai Pengerusi di dalam kapasiti eksekutif.

Lembaga Pengarah dengan sukacitanya mengumumkan perlantikan Tan Sri Mohd Amin bin Osman sebagai Pengarah Eksekutif dan Dr. R. Thillainathan sebagai Pengarah Eksekutif dan Ketua Pegawai Operasi bagi Syarikat. Saya percaya Kumpulan akan mendapat manfaat daripada pengalaman dan kepakaran mereka yang tinggi nilainya.

Saya juga ingin mengucapkan terima kasih kepada para pemegang saham, para pelanggan, rakan-rakan perniagaan dan pihak-pihak berkuasa di atas keyakinan yang berterusan dan sokongan yang tidak goyah kepada Kumpulan. Penghargaan saya juga diberikan kepada pihak pengurusan dan kakitangan syarikat untuk dedikasi kerja dan kesetiaan mereka kepada Kumpulan. Sekali lagi, terima kasih dan semoga kita terus bekerjasama untuk mengatasi cabaran-cabaran yang akan datang.

TAN SRI LIM GOH TONG
Pengerusi
2 Mei 2003

。主席文告。

我謹代表董事部欣然呈獻截至2002年12月31日的雲頂集團（本集團）常年報告及已審核的財政報告。

業績檢討

在2002年，本集團的營運收入增長12%至卅五億三千四百七十萬零吉。同年，本集團的稅前盈利增長51%至十五億五千九百五十萬零吉，這是由于休閒及酒店組的訪客人次增加，使業績獲得改善、自聯號公司麗星郵輪有限公司（"麗星郵輪"）分得較高的盈利、來自麗星郵輪股權沖淡後的利潤、以及較低的財務開銷。第一大酒店及廣場的全部開張營業，對2002年較高的訪客人次作出積極的貢獻。前一年的盈利，由于注銷有關石油及天然氣組的投資及勘探方面的開銷，受到特別費用的影響。種植組也對本集團的盈利作出貢獻，這是來自較高的棕油產品價格，以及最近在沙巴收購的園坵所帶來的盈利貢獻。

財政重點

截至12月31日年度	2002年 百萬零吉	2001年 百萬零吉	相差 %
營運收入	3,534.7	3,148.4	12%
稅前盈利	1,559.5	1,034.6	51%
稅後盈利	1,106.8	648.3	71%
年度淨盈利	761.4	453.6	68%
股東股權	6,470.6	5,800.2	12%
全部動用資產	11,440.2	10,221.1	12%
每股基本收益[仙]*	108.10	64.41	68%
每股沖淡收益[仙]*	108.06	N/A	N/M
每股淨股息[仙]	14.76	13.68	8%
股息補足率(倍數)*	7.3	4.7	56%
每股淨有形資產(零吉)	9.19	8.23	12%
平均股東股權(在扣稅及少數股東利益後)的回酬[%]	12.41	8.07	54%

* *根據扣稅及少數股東利益後的盈利計算。*
N/M: 無關重要
N/A : 不適用

股息

每一50仙普通股享有7仙，但須扣28%稅，而總額高達三千五百五十萬零吉的中期股息，已在二零零二年十月卅一日付出。董事部建議分發每一50仙普通股享有13.5仙，但須扣28%稅而總額高達六千八百五十萬零吉的終期股息將于行將到來的第35屆常年股東大會上尋求股東的批准。

業務發展

在這一年，本集團集中發展及提升其現有的業務組。這是休閒及酒店組活動頻繁的一個年頭，在這一年，雲頂高原旅遊勝地推出許多新的娛樂景點及設備。于2002年7月26日，由我國尊貴的首相拿督斯里馬哈迪醫生主持推展禮的第一大酒店及廣場，已成為旅遊業及大馬經濟一個深具意義的地標，因為它引進大馬最大的酒店及最獨具一格的綜合娛樂中心。第一綜合中心的第二階段發展，目前已在進行中。擁有大約6,300間客房的第一大酒店，在全部完成後，將成為世上最大的酒店。

稅前盈利 /(虧損)


零吉 百萬
2,000
1,500
1,000
500
0
(500)
909.7
1,521.4
(322.7)
1,034.6
1,559.5
1998
1999
2000
2001
2002

全部動用資產


零吉 百萬
12,000
9,000
6,000
3,000
0
8,340.1
9,438.8
9,300.8
10,221.1
11,440.2
1998
1999
2000
2001
2002

每股基本收益 /(虧損)


仙
200
150
100
50
0
(50)
58.8
156.3
(34.9)
64.4
108.1
1998
1999
2000
2001
2002

每股淨有形資產


零吉
10
8
6
4
2
0
6.86
8.31
7.73
8.23
9.19
1998
1999
2000
2001
2002

第一綜合中心呈獻數不盡、充滿歡樂的娛樂活動、世界級的演唱會及表演、六個獨特主題的娛樂街坊，讓訪客享受精彩刺激的歡樂遊及體驗妙不可言的購物和吃的樂趣、價格非常相宜的酒店客房、以及最先進的商業會議設備。第一綜合中心內也設有很多其他與眾不同的景點，如亞洲前所未有的模擬天空遊Genting Sky Venture、東南亞最大的室內攀岩 Genting X-pedition Wall、大馬最大的雪屋奇境 Snow World，以及是大馬首間和唯一的Ripley's Believe It Or Not Museum 與 Haunted Adventure 等。

第一綜合中心獨具一格的發展，已獲得很多主要機構的表揚，而且也贏取不少卓越獎，如大馬旅遊局的"大馬最佳人造旅遊景點獎"，及聲名顯赫的世界不動產聯盟大馬分會頒的"2002年度大馬最佳酒店發展卓越獎"。

在這一年，丁加奴的阿娃那琪佳高爾夫及海濱勝地推出一個新穎，具爪哇風味的溫泉療養健身中心，即著名的Taman Sari Royal Heritage Spa Awana Kijal。浮羅交怡的阿娃那波都馬萊在2002年12月開始進行提升工程，以增建新酒店客房、一個游泳池及一個會議中心。該提升工程預定2003年年杪完成。

2002年11月，麗星郵輪的超級獅子星號及超級山羊星號雙雙抵達上海。這是中國有史以來第一遭。較早前，即在2002年8月，超級獅子星號首次航行至上海，而且也是穿過楊浦大橋的最大郵輪。超級山羊星號是五十年來首艘郵輪從基隆航行至上海，標誌著中國海運史上另一個深具意義的里程碑。

隨著收購亞地美華園坵及在 Pulau Jambongan 的空地段，2002年種植組在沙巴的地庫又增加了6,784公頃。上述收購使種植組的有地契地庫增至57,113公頃。

在這一年，包裝組被法國OTOR委任為其在大馬、新加坡、泰國及越南的獨家執照領有者，以及其在中國市場的非獨家執照領有者。法國OTOR是全球創新包裝系統的一名先驅。這將在技術的轉移上使包裝組受惠，包括OTOR的包裝系統設計和技術，以及OTOR機器的分銷。

在2002年8月，電力組已和國家能源有限公司簽署一項附加合約，以出售另外42兆瓦能量的電力給國家能源有限公司。此項額外的售賣，已獲得所有管制當局的批准，而且已在2003年2月付諸實行。在這一年，該組提升其三個燃氣輪機中的一個燃氣輪機能量，以生產更多的電力，和進一步改善其效率水平。

在這一年，本集團繼續利用先進的資訊科技及其利益來提升客戶服務，如推出E雲頂世界卡，以作為世界卡的附加卡。eGENTING世界卡是本集團的主要客戶忠心卡。客戶關係管理軟件已在2002年獲得進一步的提升，以提供一個更有效率的系統及客戶資訊管理，並推行有效的市場展銷，以提升服務的素質。

企業發展

在這檢討的一年，本集團參與麗星郵輪附加股的認購，以保持其在該公司的策略性股權。此項以現有的50股可以每股港幣1.95元的價格購買7新附加股的獻議，已在2002年12月12日全部完成購買。

2003年3月24日，本集團完成向國家能源有限公司收購雲頂杉源電力私人有限公司（"GSP"）的另外20%股權。隨著此項收購，雲頂杉源電力私人有限公司目前已是本集團60%擁有的子公司。

由于其審慎的管理及強勁的財務表現，本集團獲頒國際和國內聲名顯赫的卓越獎，因此其地位不斷地受到確認和尊重。在2002年，雲頂集團創記錄地連續第九年在一項由遠東經濟評論雜誌所主辦的常年票選"亞洲200家首要公司檢討"中,被選為大馬整體上排名第一的公司。在2002年獲頒的其他卓越獎包括被Global Finance選為"亞洲最佳公司（名勝世界有限公司)。

執行員股權認購計劃

為其合格執行員及執行董事實施的新執行員股權認購計劃，已在2002年8月12日開始生效。此項新計劃讓合格僱員參與本集團未來的成長。

前景

2003年的營運生意情況，預料將因經濟及地域政治的不穩定進一步受到伊拉克戰爭和嚴重急性呼吸管綜合症（SARS）發生的影響，而顯得非常艱辛及具挑戰性。雖然如此，我有信心，在本集團具有的強勁財務及管理記錄下，本集團將有能力面對這些挑戰。

致謝

我要恭賀丹斯里林國泰被董事部委任為總裁兼總執行長。我相信，他的強有力領導和廣泛的經驗，將使本集團繼續獲致更大的成就。我將繼續以執行的主席身份服務下去。

本董事部欣然宣佈Tan Sri Mohd Amin bin Osman 被委任為本公司執行董事，以及R.Thillainathan博士被委任為本公司執行董事兼總營運長。我相信，本集團將從他們的寶貴經驗及專門知識中受惠。

我要感謝我們的股東、客戶、商業同仁及有關當局不斷的對本集團深具信心，以及給以堅定不移的支持。我也要對管理層及員工對本集團的獻身投入工作和忠心耿耿表示謝意。我要再次向您們道謝，而我們將繼續同心協力克服未來的挑戰。

丹斯里林梧桐
主席
二零零三年五月二日

LEISURE & HOSPITALITY

GENTING HIGHLANDS RESORT

www.genting.com.my

The Leisure and Hospitality Division remains the key business of the Group. The Division contributed RM1,195.5 million in profit before tax to the Group in 2002, an increase of 13% over the previous year. Genting Highlands Resort ("Resort") is the choice "City of Entertainment" destination in Malaysia. Located at 2,000 metres above sea level, the Resort enjoys cool spring-like climate all year round amidst the scenic and lush highland surroundings. Offering a comprehensive array of leisure and fun-filled entertainment activities, the Resort is one of Asia's best entertainment resort attracting 15.4 million visitors in 2002 (2001: 14.1 million).

The year under review witnessed the official launch of the Resort's latest development project, the First World Hotel & Plaza ("First World Complex") on 26 July 2002 by YAB Dato' Seri Dr Mahathir bin Mohamad, the Prime Minister of Malaysia. First World Hotel, which currently has 3,300 rooms is the largest hotel in Malaysia. The achievements of First World Complex was affirmed when it won the prestigious *"FIABCI Award of Distinction"* 2002 for the best hotel development in Malaysia and the *"Best Man-made Tourist Attraction in Malaysia"* by Tourism Malaysia.

The five hotels at the hilltop of the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel currently have a total capacity of about 6,100 hotel rooms. Despite a full year impact of an additional 3,300 rooms at First World Hotel, these hotels achieved an overall average occupancy rate of 79%, similar to the previous year. The Resort sold over 1.7 million rooms in 2002, registering a 30% growth over the previous year.



From left: Genting Group's President & Chief Executive, Y Bhg Tan Sri Lim Kok Thay, Prime Minister of Malaysia YAB Dato' Seri Dr Mahathir Mohamad and Genting Group's Founder & Chairman Y Bhg Tan Sri Lim Goh Tong at the opening of First World Complex on 26 July 2002.


FREE & EASY
PACKAGE
Fun! Fun! Fun!
AT THEME PARK HOTEL
All Things Fun and Exciting
Ultimate
Leisure
Package
2003
Awana



A mesmerising act from 1001 Nights: Sinbad



Experience snow wonderland at the Snow World, First World Plaza.



A magnificent aerial view of Genting Highlands Resort with the latest First World Complex.

During the year, the Group began phase 2 of First World Complex with the development of the car park floors. On completion of the phase 2 development, First World Hotel will have about 6,300 rooms and will be the world's largest hotel.

Genting - City of Entertainment is a popular choice for performances, concerts and other events. The three key event venues, i.e. the Arena of Stars, the Genting International Showroom and the Pavilion played host to many local and internationally acclaimed concerts and events throughout the year. These included electrifying performances by popular Canto-pop and international artistes such as Jacky Cheung, Anita Mui, Eason Chan and Jim Brickman. In April 2002, the Resort hosted the prestigious International Indian Film Academy Awards 2002 that featured top Bollywood and Indian film stars. Many other renowned events were held at the Resort including Anugerah ERA 2002, Anugerah Bintang Popular Berita Harian 2002, 2nd Golden Melody Awards 2002 and ASTRO Miss Chinese International Pageant 2002.

Three highly successful illusion shows of world-class standards were staged at the Resort in 2002, namely the "Fiesta Magica", the "Russian Ice Spectacular" and the "1001 Nights: Sinbad" that had mesmerised thousands of spectators.

The First World Plaza is the first of its kind in Malaysia to offer an integrated shopping and entertainment experience at 2,000 metres above sea level. The plaza, with its six unique themed boulevards, namely *Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden and Genting Walk,* offers the 'must-haves' for any holiday or weekend fun-filled enjoyment. One can shop, eat at the many fast-food joints or indulge in fine dining cuisine, sip refreshing coffee, have fun at the many entertainment choices and enjoy fresh crisp cool highland air.

The launch of First World Plaza in 2002 introduced a myriad of new fun-filled family entertainment attractions at the Resort, ranging from the thrilling *Euro Express* roller coaster, the popular kiddie rides of *Universal Carousel* and *Tour de Paris,* the *Genting Sky Venture* which is the first-ever skydiving simulation attraction in Asia and second in the world, the *Genting X-pedition Wall* which is the biggest indoor climbing wall in Southeast Asia and the *Snow World,* which is the largest snow house in Malaysia. There are over 110 retail and F&B outlets of various well-known brands at First World Plaza. Third-party entertainment brands such as the first and only *Ripley's Believe It Or Not Museum* in Malaysia and *Haunted Adventure* were also opened at First World Plaza during the year.



Spectacular shows and performances at the Genting International Showroom.


Sergey Ryshkoff's
RUSSIAN ICE
SPECTACULAR


Universal Walk

A shopper's paradise at First World Plaza.


Ripley's
Believe It or Not!


Showtime!
Extreme Thrills
Joy Rides

Capture the magic and romance on a **Venice Gondola** ride.



The scenic Awana Genting.

Awana Porto Malai, Langkawi brightly illuminating the night.





Awana Kijal, a charming tropical beach resort.

Be pampered at the Taman Sari Royal Heritage Spa Awana Kijal.



AWANA HOTELS & RESORTS
www.awana.com.my

The Awana brand comprises three resort-style hotels, namely Awana Genting Highlands Golf & Country Resort ("Awana Genting"), Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal") and Awana Porto Malai, Langkawi ("Awana Porto Malai").

Reputed for its world-class 18-hole championship golf course and the cool scenic surroundings, **Awana Genting,** located at mid-hill level of the Resort, is a popular highland get-away for holiday and business conventions. Awana Genting promotes the natural scenic attractions at Genting Highlands through eco-sports, golf, jungle trekking, horseback riding and other outdoor activities.

Awana Kijal, located in the state of Terengganu, is a rustic yet charming tropical beach resort with a 7.6-kilometre pristine sandy beach, the longest in the east coast of Peninsular Malaysia. It is a popular resort for both locals and foreigners offering various types of indoor and outdoor sports and recreational activities. In 2002, Awana Kijal introduced a new Javanese-inspired spa, named Taman Sari Royal Heritage Spa Awana Kijal, an alluring place to relax and rejuvenate the mind and body.

Awana Porto Malai is situated on the beautiful island of Langkawi, Kedah. The Mediterranean-inspired resort offers a picturesque boardwalk and panoramic views of the sea. In late 2002, Awana Porto Malai began an upgrading exercise to expand its room inventory and to add a new swimming pool and a convention hall.

AWANA VACATION RESORTS
www.awanavacation.com

The Awana Vacation Resorts division has a total of 3,931 timeshare members as at 31 December 2002. Operated by Awana Vacation Resorts Development Berhad ("AVRD"), the timeshare members have the choice to stay at the many hotels at the Resort and the Awana chain of resort hotels, subject to booking conditions and have access through Resorts Condominium International exchanges with over 3,800 affiliated resorts in nearly 85 countries.

In 2002, AVRD has 110 timeshare accommodation units. During the year, AVRD opened its sixth sales centre at First World Hotel. The other sales offices are at Genting Hotel and Awana Genting, as well as in Kuala Lumpur, Johor Bahru and Penang.

STAR CRUISES LIMITED
www.starcruises.com

Star Cruises Limited ("Star Cruises"), an associate of the Group, is the third largest cruise line in the world and "The Leading Cruise Line in Asia-Pacific". Star Cruises operates a fleet of 20 cruise ships with over 26,000 lower berths under the popular Star Cruises, Norwegian Cruise Line ("NCL"), Orient Lines and Cruise Ferries brands.

Star Cruises contributed RM88.6 million in profit before tax to the Group in 2002. During the year, the Group participated in Star Cruises' rights issue to maintain its strategic stake in the company. The rights issue of 7 new shares for every existing 50 shares at the subscription price of HK$1.95 per share was fully subscribed and completed on 12 December 2002.

Recognised for its innovative and outstanding products and services and high international standards, Star Cruises continued to win awards of excellence worldwide such as the *"Best Cruise Operator in Asia-Pacific"* by Travel Trade Gazette Asia for a record-breaking sixth consecutive year; the prestigious *"Lloyd's List-SMM 2002 Awards"* in Hamburg, Germany; the *"Best Innovative Product"* award at the Outbound Travel Mart in India and *"The Best Website"* award at the Golden Web Awards by TravelWeekly East in Singapore.



Historic moment - SuperStar Leo & SuperStar Aries berthed alongside each other at the Gao Yang Pier, Shanghai, China.

On 13 November 2002, Star Cruises created history in China with the arrival of SuperStar Leo and SuperStar Aries together in Shanghai. The two world-class cruise ships were berthed alongside each other at the Gao Yang Pier and showcased to government officials, travel trade and media. SuperStar Leo is the largest ever cruise ship to clear the Yangpu Bridge. Earlier in August 2002, SuperStar Leo sailed for the first time to Shanghai.



The new 92,250-gross tonne Norwegian Dawn.

During the year, SuperStar Aries became the first ship in 50 years to sail from Keelung to Shanghai marking another historic milestone for Star Cruises in developing cruise itineraries between China, Taiwan and Japan.

SuperStar Gemini was redeployed to serve the Northeast China-South Korean region in May 2002, which coincided with the FIFA World Cup 2002 that was held for the first time in Asia.

In December 2002, Star Cruises took delivery of Norwegian Dawn. The 92,250-gross tonne Norwegian Dawn is the sister ship of Norwegian Star that is currently home-ported in Hawaii.

www.starcruises.com
www.ncl.com
www.orientlines.com



Pool deck, Norwegian Dawn.

STAR CRUISES AND ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	Orient Lines
SuperStar Leo SuperStar Virgo SuperStar Aries SuperStar Gemini SuperStar Capricorn Star Pisces MegaStar Aries MegaStar Taurus SuperStar Express *	Norwegian Dawn Norwegian Star Norwegian Sun Norwegian Sky Norwegian Majesty Norwegian Dream Norwegian Sea Norwegian Wind The Norway	Marco Polo Norwegian Crown** (formerly the Crown Odyssey) **Cruise Ferries** Wasa Queen

* *Chartered out*
** *Will be transferred to the Norwegian Cruise Line fleet in September 2003*


GOLDEN
AWARDS



Star Cruises, winner of prestigious awards.

PLANTATIONS

www.asiatic.com.my

The Plantation Division, led by the Group's subsidiary Asiatic Development Berhad, registered a sterling performance in 2002. The Division's profit before tax grew by more than three-fold to RM104.1 million in 2002 (2001: RM30.9 million) on the back of higher crude palm oil prices. The average selling price achieved for crude palm oil ("CPO") increased significantly by 53% to RM1,352 per tonne compared to RM883 per tonne in 2001. Similarly, the average selling price achieved for palm kernel ("PK") increased by 52% to RM665 per tonne in 2002 (2001: RM438 per tonne).

The production of fresh fruit bunches ("FFB") amounted to 707,863 tonnes in 2002 (2001: 700,275 tonnes). The CPO production for 2002 was 153,772 tonnes, a 14% increase compared to 2001 while PK production increased by 9% to 40,313 tonnes. The average oil extraction rate in 2002 was also higher at 20.2% compared to 19.2% in 2001.

During the year, the Plantation Division added another 6,784 hectares to its landbank in Sabah with the acquisitions of Asiatic Mewah Estate and vacant lands at Pulau Jambongan. These acquisitions increased the titled landbank for the Division to 57,113 hectares in 2002.

As at year-end, 4,196 hectares of land were being cleared and another 3,044 hectares has been fully planted in the Tongod project in Sabah.

The Division continued to replant oil palm trees using the "Big Hole" technique wherever suitable, to improve soil water and nutrients for better palm growth.

Serian Palm Oil Mill, the joint-venture oil mill between the Division and Sarawak Land Consolidated and Rehabilitation Authority (SALCRA) processed 160,900 tonnes of FFB in 2002, a commendable increase of 17% compared to 2001.

PROPERTIES

The property market continued to remain generally weak, except for the residential sector that performed well in 2002. Despite the tough market condition, the Property Division's profit before tax increased significantly to RM37.6 million in 2002 (2001: RM22.8 million). The profit contribution was mainly from the Group's property arm, Asiatic Land Development Sdn Bhd, via the Asiatic Indahpura project in Kulai, Johor.

The property sales from the Asiatic Indahpura project rose by 36% to RM42.5 million in 2002, with good responses to the small-scale strategic launches of medium cost single and double-storey terrace houses, as well as double and three storey shop offices. However, sales of four-storey shop offices and industrial lots were slow. The better performance from the Asiatic Indahpura project was also due to the implementation of new customer-driven marketing strategies and active participation in various property exhibitions.

There were no new launches at the property projects in Asiatic Permaipura, Kedah and in Asiatic Cheng Perdana, Melaka due to the weak market conditions.

The Permaipura Golf & Country Club ("PGCC") continues to be one of the leading and popular golf clubs in Kedah. During the year, PGCC played host to the prestigious Genting Masters Tournament 2002.

The Kijal Beach Resort Apartments is located beside Awana Kijal Golf, Beach & Spa Resort in the east coast state of Terengganu and enjoys panoramic sea-front views. The Kijal Beach Resort Apartments remain popular with long-term expatriate tenants and locals.



The Golden Crop.

Infield mechanisation – FFB collection using a grabber.

Double storey terrace houses (Pavonina D) at ASIATIC Indahpura, Johor.

Area (Hectares)	Oil Palm 2002	Oil Palm 2001	Rubber 2002	Rubber 2001	Durian & Others 2002	Durian & Others 2001	Titled Area 2002	Titled Area 2001
Mature	37,145	32,683	-	750	10	10	37,155	33,443
Immature	9,139	6,076	-	-	-	-	9,139	6,076
Total Planted Area	46,284	38,759	-	750	10	10	46,294	39,519
As a percentage (%)	100	98.1	-	1.9	0.0	0.0	100.0	100.0
Unplanted Jungle Area	-	-	-	-	8,394	9,019	8,394	9,019
Labour Lines, Buildings & Infrastructure, etc.	-	-	-	-	2,425	1,863	2,425	1,863
Total Area	46,284	38,759	-	750	10,829	10,892	57,113	50,401
Percentage Over Titled Area (%)	81.0	76.9	-	1.5	19.0	21.6	100.0	100.0
Production (mt)	707,863	700,275	-	830	-	-	-	-
Average Yield Per Mature Hectare (mt/kg)	20.9	21.4	-	1,526	-	-	-	-
Average Selling Price								
Rubber (sen/kg)	-	-	129	182	-	-	-	-
CPO(RM/mt)	1,352	883	-	-	-	-	-	-
Palm Kernel (RM/mt)	665	438	-	-	-	-	-	-

PAPER & PACKAGING

www.gsanyen.com

The Paper & Packaging Division, spearheaded by Genting Sanyen (Malaysia) Sdn Bhd is the manufacturing arm of the Group. The Division recorded a better performance with the profit before tax of RM22.0 million in 2002 (2001: RM8.0 million). The marked improvement is mainly attributed to higher global market prices for industrial brown grade paper.

The two Genting Sanyen paper mills achieved a record high production of 260,000 tonnes in 2002 (2001: 250,000 tonnes) and maintained a high average production efficiency of 97%. The two paper mills and the Central box plant are located in the Genting Sanyen Industrial Complex, which is strategically located just 10 minutes away from the Kuala Lumpur International Airport.

With the full commissioning of the Northern box plant, located in Prai, Penang in March 2002 and with the existing Central box plant, the Packaging Division has increased the corrugating production capacity to about 140,000 tonnes per year.

The Packaging Division successfully increased sales tonnage by 57% to 68,733 tonnes in 2002 (2001: 44,428 tonnes). During the year, the Packaging Division entered into a smart partnership with OTOR France, a global leader in innovative packaging system. The division was appointed an exclusive licensee for the OTOR system in Malaysia, Singapore, Thailand and Vietnam, and non-exclusive licensee for the China market. The partnership also included the transfer of technology to the division, including design and know-how for OTOR's packaging system and distributorship of OTOR machines, such as the OTOR case erectors to clients. This would provide further value added packaging innovations to customers.



Genting Sanyen box packaging products - high quality sheetboards and attractive cartons.

The Paper and Packaging Division remains an environmentally friendly operation as it collects waste papers to recycle into international standard industrial brown grade paper and which are converted into high quality packaging boxes.



The Genting Sanyen Kuala Langat power plant.

The "Waste-To-Energy" plant, which was awarded to the Division by NEDO of Japan was completed in the last quarter of 2002. It began commercial operations in April 2003.

POWER

www.gsanyen.com

Genting Sanyen Power Sdn Bhd ("GSP") represents the Group's Power Division. GSP was an associate of the Group in 2002 and contributed a profit before tax of RM113.5 million to the Group in 2002 (2001: RM118.2 million).

GSP is an Independent Power Producer and operates a 720MW gas-fired combined cycle power plant that is located in the Genting Sanyen Industrial Complex. The plant, in its seventh year of full commercial operation in 2002, continued to be highly ranked in Tenaga Nasional Berhad's ("TNB") merit order dispatch schedule.



The main entrance of the Genting Sanyen Northern boxplant at Prai, Penang.

On 29 August 2002, GSP entered into a supplementary agreement with TNB allowing GSP to sell an additional 42MW of capacity and energy to TNB. This additional sale had received all regulatory approvals and was implemented in February 2003.

During the year, GSP engaged ALSTOM O & M Limited to upgrade its three GT13E2s gas turbines. To-date and as planned, one unit has been upgraded. The upgrade has enabled the unit to generate additional output and has further improved its efficiency in 2002.

OIL AND GAS

www.gsanyen.com

In **China**, the Group's indirect subsidiary, Genting Oil and Gas (China) Limited ("GOGC") continued with its enhanced oil recovery ("EOR") project, at the Zhuangxi Buried Hill Oilfield in Shandong Province. During the year, various work commitments were completed for the evaluation period of the EOR project that ended on 30 September 2002. The EOR project has since moved into the 'Production Period'.



GOGC drilling at Zhuangxi Buried Hill, China

Works undertaken in 2002 included the drilling of a deep appraisal well, the repair and maintenance of wells and the testing of water injection and other EOR techniques.

In **Indonesia**, the disposal (via Laila Limited) of the Group's 45% interest in the Muturi Production Sharing Contract ("PSC") to BP Global Investments Ltd in July 2001 for US$106.8 million and a deferred share of future pre-tax income from this PSC (the "Deferred Consideration"), has enabled the Group to retain rights to long-term future cash flows from the Tangguh Project, and relieve itself from all future development costs. The gas reserves in the Muturi PSC constitute a part of the Tangguh Liquefied Natural Gas ("LNG") Project. In September 2002, BP announced that it had signed an agreement to supply 2.6 million tonnes per year of Tangguh LNG to Fujian in China. Bidding for the engineering, procurement and construction of the Tangguh LNG facilities continued throughout the year. This Deferred Consideration has not been recognised in the financial statements, as the amount cannot be quantified at this time.

eGENTING
www.genting.com.my

E-COMMERCE AND IT DEVELOPMENT

E-Genting Holdings Sdn Bhd ("eGenting") continued to enhance the information technology infrastructure and e-commerce activities of the Group in 2002. During the year, the Group's website - **www.genting.com.my** was selected as one of the "88 Noteworthy Websites In Malaysia" by The Edge Magazine. The website, which offers online reservations and payments for rooms and show tickets at the Resort, recorded an average of 190,000 unique visitors and 1.9 million page views per month in 2002.

During the year, Genting Card Services Sdn Bhd was renamed Genting *WorldCard* Services Sdn Bhd, to focus on providing loyalty programme management services. The *WorldCard* membership totalled over 720,000 as at 31 December 2002. The *WorldCard* enables members to enjoy privileged benefits at Genting – City of Entertainment, Star Cruises and with other brand products of the Genting Group and the affiliated program partners. eGENTING *WorldCard*, an online membership card was launched on 9 September 2002.


eGENTING
www.genting.com.my
WorldCard
MEMBER SINCE 05-01
MS LUA YOKE PING

eGENTING WorldCard

During the year, the Customer Relationship Management programme was enhanced to enable the Group to have a more efficient management and storing of customer information to further improve service quality. A more automated but personalised telecommunication system was introduced in 2002, with instant greeting by name and birthday wishes when the customer contacts the WorldReservations Centre at 03 - 2718 1118. Automatic routing of calls to either the self-service application (interactive voice response system) or to the Customer Relations Officers, has further enhanced customer services within the Group. Email and short message services (SMS) were also extensively used to communicate with *WorldCard* members.

HUMAN RESOURCES

The Group continues to place great emphasis on the development of human resources, as employees are instrumental drivers for the future performance of the Group. Employees of the Group are encouraged to expand their expertise and skills to meet the competitive challenges and constant changes in the business environment, through regular internal and external seminar and training courses.

The Group has a strong workforce of 16,900 as at 31 December 2002. The Group acknowledges and rewards good performance. During the year, a total of 1,472 employees were honoured with Long Service Awards in recognition of their loyalty and dedicated services to the Group.

During the year, the Leisure & Hospitality Division held the 14th Resorts World Bhd Managers' Conference at Genting International Convention Centre with the theme "Family Values To Enhance Service Culture". Another conference, "The Impact Of Globalisation On Genting Group - The Next Frontier" was held for senior managers to address ways and means to further enhance the Group's operational effectiveness.

Five teams of employees from the Leisure & Hospitality Division competed at the National Productivity Corporation (NPC) Convention (regional level) and successfully won four Gold awards and one Silver award.

The Group's training and education arm, Genting Centre of Excellence Sdn Bhd ("GCE"), provided regular skills and management development programmes to train employees of the Group. Kolej Antarabangsa Genting ("KAG"), the approved college that is owned and managed by the Group, offers the Diploma and Certificate courses in Hotel Operations Management to the public. KAG has academic consulting support from Ecole Hoteliere de Lausanne, Switzerland, which is the world's oldest and renowned hospitality institute.

COMMUNITY SERVICES

As a caring and responsible corporation, the Group continued to support various charitable bodies, non-governmental organisations (NGOs) and numerous worthy causes in 2002. Some of the many recipients included the Malaysian Aids Foundation and the Malaysian Thallassaemia Association in 2002. Online charity contribution was also initiated through eGenting during the year.

The Group supported the development of research-related works in 2002 such as the Malaysian Institute of Economic Research and Cancer Research Initiatives Foundation (CARIF) – the first independent non-profit cancer research organisation in Malaysia.

The Group's commitment towards the development of sports in Malaysia was reflected with its continuous support of major sports events and sports-related associations such as *Le Tour de Langkawi 2002, World Endurance Championship, Football Association of Malaysia, Pahang Football Association, Kuantan Hockey Association* and the *Foundation of Malaysian Sporting of Excellence.*

During the year, the second batch of GSP's sponsored students successfully graduated from the University of Tenaga Nasional and three sponsored undergraduates gained employment with GSP, the power division of the Group. GSP has awarded another 5 new scholarships to the sixth batch of sponsored students in 2002.



Genting Berhad's Executive Director, Y Bhg Tan Sri Mohd Amin bin Osman presenting a festive season donation.

The commitment of the Genting Group to achieve high quality standards and continued excellence is reflected from the longstanding track record of winning numerous performance and management leadership recognition from leading institutions and bodies.

The following lists the major awards of excellence received in 2002:

- The ***No.1 overall leading company in Malaysia for the 9th consecutive year in 2002*** in Review 200: Asia's Leading Companies by Far Eastern Economic Review which included being ranked *No. 1 in Financial Soundness.*
- KLSE Corporate Sectoral Awards 2002 - *Winner of Trading/Services Category.*
- *No. 1 in Investor Relations and Overall Access to Senior Management*, in Asia Money 2002.
- Resorts World Bhd - *Best Company in Asia 2002 (Hotels Sector)*, by Global Finance.
- First World Hotel & Plaza - *FIABCI Award of Distinction* 2002 for the Best Hotel Development category by Malaysian Chapter of FIABCI (International Real Estate Federation).
- First World Plaza - *Best Man-Made Attraction 2001/2002 (Best Tourist Attraction Category)* by Tourism Malaysia.
- *Top 3 for Best Managed Company in Malaysia* by Finance Asia 2002.
- *Top 4 for the Overall Best Managed Companies* in Asia Money 2002.
- Voted as Leader in Corporate Governance, Malaysia in The Asset Benchmark Survey.
- Genting Hotel - upgraded the MS ISO 9002 certification to the newly revised MS ISO 9001: 2000 quality management systems requirements.
- Highlands Hotel - upgraded the MS ISO 9002 certification to the newly revised MS ISO 9001: 2000 quality management systems requirements.
- Ayer Item Oil Mill - upgraded the MS ISO certification to the newly revised MS ISO 9001: 2000 quality management systems requirements.
- The website - **www.genting.com.my** - *one of the 88 Noteworthy Websites In Malaysia in 2002* by The Edge Magazine.

During the year, Tan Sri Lim Goh Tong, the Founder and Chairman of Genting Group, was honoured as the ***Property Man of the Year*** by the Malaysian Chapter of FIABCI (International Real Estate Federation), for his outstanding contribution to the country's property industry.

*Genting Group Founder & Chairman, Y Bhg Tan Sri Lim Goh Tong with his **Property Man of the Year** award and Genting Group President & Chief Executive, Y Bhg Tan Sri Lim Kok Thay with the **FIABCI Award of Distinction** 2002 for First World Hotel & Plaza.*


FIABCI-MALAYSIA


GUEST OF HONOUR:

*Y Bhg Tan Sri Lim Goh Tong accepting the **Property Man of the Year** award and being applauded by Yang di Pertuan Agong XII, Tuanku Syed Sirajuddin Ibni Al-Marhum Tuanku Syed Putra Jamalullail (second from right) and the FIABCI Malaysia President Mr Kumar Tharmalingam. (second from left)*


asiamoney
Best Access to Senior Management in Malaysia 2002


asiamoney
Best Investor Relations in Malaysia 2002


200
FAR EASTERN ECONOMIC
REVIEW
ASIA'S LEADING COMPANIES
in association with


DHL
Genting
2002-2003






GENTING BERHAD


GENTING
The Asset


FinanceAsia
ASIA'S BEST COMPANIES 2002
Genting
Malaysia


THE WORLD'S BEST COMPANIES • 2002
GLOBAL FINANCE

• CORPORATE GOVERNANCE •

The Malaysian Code on Corporate Governance ("the Code") introduced in March 2000, was incorporated into the Listing Requirements of the Kuala Lumpur Stock Exchange in June 2001.

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices set out in Parts 1 and 2 of the Code.

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, four meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong	4
Tun Mohammed Hanif bin Omar	4
Tan Sri Lim Kok Thay	3
Mr Quah Chek Tin	4
Dato' Paduka Nik Hashim bin Nik Yusoff	4
Tan Sri Mohd Amin bin Osman	4
Tan Sri (Dr.) Gunn Chit Tuan	4
Tan Sri Dr. Lin See Yan	4
Dr. R. Thillainathan *(appointed on 15 January 2003)*	-

(ii) Board Balance

The Board has nine members, six executive Directors and three non-executive Directors. All of the three non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri (Dr.) Gunn Chit Tuan as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

A brief profile of each of the Directors is presented on pages 6 to 7 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. The Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

A meeting of the Nomination Committee was held during the financial year ended 31 December 2002.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole, determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

Four meetings of the Remuneration Committee were held during the financial year ended 31 December 2002.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 52 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of the Kuala Lumpur Stock Exchange.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at **www.genting.com.my** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and Company at the end of the financial year and of the results and cash flows of the Group and Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 76 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provide the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 34 to the financial statements under "Significant Related Party Transactions and Balances" on pages 68 to 69 of this Annual Report.

AUDIT COMMITTEE REPORT

MEMBERSHIP

The present members of the Audit Committee ("Committee") comprise:

Tan Sri (Dr.) Gunn Chit Tuan	Chairman/Independent Non-Executive Director
Dato' Paduka Nik Hashim bin Nik Yusoff	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Tan Sri Dr. Lin See Yan	Member/Independent Non-Executive Director
Mr Quah Chek Tin	Member/ Executive Director

The Committee was established on 26 July 1994 to serve as a Committee of the Board. The Terms of Reference of the Committee are set out below.

ATTENDANCE AT MEETINGS

During the year the Committee held a total of five (5) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Tan Sri (Dr.) Gunn Chit Tuan	5
Dato' Paduka Nik Hashim bin Nik Yusoff	3
Tan Sri Lim Kok Thay	2
Tan Sri Dr. Lin See Yan	4
Mr Quah Chek Tin	5

SUMMARY OF ACTIVITIES

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and the Company for the financial years ended 31 December 2001 and 2002;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2001; and

x) reviewed the reports submitted by the risk management taskforce.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consists of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or
(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. **Authority**

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. **Responsibility**

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Kuala Lumpur Stock Exchange's ("the Exchange") Listing Requirements, the Committee shall promptly report such matter to the Exchange.

4. **Functions**

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;

(b) significant and unusual events; and

(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. **Meetings**

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. **Secretary and Minutes**

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

◦ STATEMENT ON INTERNAL CONTROL ◦

INTRODUCTION

The Malaysian Code on Corporate Governance ("Code") requires companies listed on the Kuala Lumpur Stock Exchange ("KLSE") to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. As outlined under paragraph 15.27(b) of the KLSE Listing Requirements, the Board of Directors ("the Board") of listed companies is required to include a statement about the state of internal control. The Board's Statement on Internal Control has been prepared in accordance with the provisions mentioned in the Code.

THE BOARD'S RESPONSIBILITIES

In relation to internal control, the Board acknowledges their responsibility under the KLSE Listing Requirements to:

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them. Thus any system can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the Group's business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

THE RISK MANAGEMENT FRAMEWORK

To facilitate the implementation of the risk management process, a Risk Management Taskforce ("Taskforce") was established for the Genting Group of companies ("the Group") and the Board has delegated the detailed review of the risk assessment process to this Taskforce. The members of the Taskforce are the Chief Operating Officer, the Chief Financial Officers/Heads of Finance ("CFOs") of the respective companies, the Head of Internal Audit, the Group Treasurer and the Group Risk Manager ("GRM").

The Taskforce meets on a regular basis to review the risk assessment documents of the Group and where necessary propose changes to the risk management and control procedures/ policies. The review also covers the status of action plans or measures taken or to be taken to address any areas of concern identified during the risk assessment process. The Taskforce reports to the Audit Committee and on a quarterly basis prepares a summary of the risk assessments to report the Group's significant risks and the status of control measures implemented or to be implemented to deal with the risks. The report is reviewed by the Audit Committee before presenting to the Board. The Board on its part reviews and deliberates on the risks and control issues reported before approving the report.

The Control Self-Assessment ("CSA") is the approach endorsed by the Board for the purposes of implementing the risk management process for the Group. The CSA refers to a process whereby departments/business areas of the Group identify and evaluate controls within key functions/activities of their business processes.

The GRM in conjunction with the respective CFOs and the Business/Operation Heads facilitates the groupwide implementation of the CSA.

To assist the business/operating units in implementing the risk management process in a systematic manner, workshops were conducted for the heads of departments and representatives of the business/operating units on the concepts of the CSA. The risks to the Group's strategic objectives are assessed at the holding company level.

The Business/Operations Head, the CFOs and the GRM review the risk assessment documents to ensure completeness before forwarding to the Taskforce for the latter's review.

THE INTERNAL CONTROL PROCESSES

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the holding company and subsidiaries to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement as these weaknesses have not materially impacted the business or operations of the Group. Nevertheless, measures have been or are being taken to address these weaknesses. As there is increasing dependence on technology for better control and efficiency, the Group is currently embarking on business continuity plans for its critical processes as part of its ongoing risk control measures.

The Board in issuing this statement has taken into consideration the state of internal control of its associated companies, Genting Sanyen Power Sdn Bhd and Serian Palm Oil Mill Sdn Bhd and the representation made by its associated company, Star Cruises Limited in respect of its state of internal control.

THE INTERNAL AUDIT FUNCTION

The Internal Audit Division ("Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

DIRECTORS' REPORT AND STATEMENT PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

The Directors of **GENTING BERHAD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 37 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	1,559.5	428.5
Taxation	(452.7)	(118.6)
Profit from ordinary activities after taxation	1,106.8	309.9
Minority shareholders' interests	(345.4)	-
Net profit for the financial year	761.4	309.9

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 12.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM63,390,505.86 in respect of the financial year ended 31 December 2001 was paid on 30 July 2002; and

(ii) an interim dividend of 7.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM35,498,682.30 in respect of the financial year ended 31 December 2002 was paid on 31 October 2002.

The Directors recommend payment of a final dividend of 13.5 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up share capital of the Company as at the date of this report, the final dividend would amount to RM68,461,746.33.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company previously granted to executive employees of the Group under The Genting Employees' Share Option Scheme for Executives ("Previous ESOS") were outstanding as at 31 December 2002:

Option Expiry Date	Subscription Price Per Share	No. of Unissued Shares
15 December 2004	RM19.80	679,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved the Proposed New ESOS referred to as "The Executive Share Option Scheme For Eligible Executives of Genting Berhad and its subsidiaries" ("New ESOS").

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012 following the issuance of a letter by the advisor of the Company to the Securities Commission ("SC") stating inter-alia that all the SC's conditions have been complied with and that the Bye-Laws of the New ESOS do not contravene any of the provisions of the SC's guidelines on employees share option schemes.

The Option Holders of the Previous ESOS who participated in the New ESOS have relinquished their outstanding option under the Previous ESOS.

On 2 September 2002 and 29 November 2002, options were granted pursuant to the New ESOS in respect of 6,988,000 and 64,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM14.34 and RM13.08 per share respectively to a total of 229 executive employees including the following Executive Directors of the Group and those Management Employees of the Group who were granted options to subscribe for 100,000 ordinary shares and above as specified in the Scheme:

	Option Expiry Date 11 August 2012 (No. of unissued shares)
Executive Directors of the Group	
Tan Sri Lim Goh Tong	1,500,000
Tan Sri Lim Kok Thay	1,000,000
Tun Mohammed Hanif bin Omar	500,000
Mr Quah Chek Tin	500,000
Tan Sri Mohd Amin bin Osman	500,000
Dr. R. Thillainathan	250,000
	4,250,000
Management Employees of the Group	
Mr Tan Wooi Meng	250,000
Mr Tan Wah Joo, Justin	100,000
Encik Azmi bin Abdullah	100,000
Ms Chiew Sow Lin	100,000
Mr Ngai Tar Poy	100,000
Mr Jonathan Searcy	100,000
Mr Peter Brian Woodroof	100,000
	5,100,000

(a) The expiry date of the Option on 11 August 2012 shall apply unless the Option has expired by reason of non compliance by the grantee of the terms and conditions under which the Option was granted pursuant to the Scheme.

(b) (i) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares
Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

(d) No shares were issued during the period to which the report relates by virtue of the exercise of Option to take up unissued shares of the Company granted during the year.

Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which has been granted to executive employees of the Group as specified in the Scheme, was outstanding as at 31 December 2002:

Option Number	Option Expiry date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	14.34	6,988,000
2/2002	11 August 2012	13.08	64,000
			7,052,000

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong
Tun Mohammed Hanif bin Omar
Tan Sri Lim Kok Thay*
Mr Quah Chek Tin
Dato' Paduka Nik Hashim bin Nik Yusoff*
Tan Sri Mohd Amin bin Osman
Tan Sri (Dr.) Gunn Chit Tuan*
Tan Sri Dr. Lin See Yan*
Dr. R. Thillainathan *(Appointed on 15 January 2003)*

* *Also members of the Remuneration Committee*

Exemption No. 82-4962

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company, Resorts World Bhd, Asiatic Development Berhad and Genting International PLC, all of which are subsidiary companies of the Company as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	6,681,000	-	6,681,000
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Lim Kok Thay	2,636,000	897,800/(100,000)	3,433,800
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	8,000	-	8,000

Shareholdings in which the Director is deemed to have an interest	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996	-	11,523,996

Share Options in the names of Directors	**1.1.2002**	**Offered/(Relinquished)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	600,000	1,500,000/(600,000)	1,500,000
Tun Mohammed Hanif bin Omar	500,000	500,000/(500,000)	500,000
Tan Sri Lim Kok Thay	400,000	1,000,000/(400,000)	1,000,000
Tan Sri Mohd Amin bin Osman	400,000	500,000/(400,000)	500,000
Mr Quah Chek Tin	-	500,000	500,000

INTEREST IN RESORTS WORLD BHD

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Mr Quah Chek Tin	1,000	-	1,000
Tan Sri Mohd Amin bin Osman	122,000	-	122,000

Share Options in the names of Directors	**1.1.2002**	**Offered/(Relinquished)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	300,000	1,000,000/(300,000)	1,000,000
Tun Mohammed Hanif bin Omar	500,000	500,000/(500,000)	500,000
Tan Sri Lim Kok Thay	175,000	750,000/(175,000)	750,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	437,500	-	437,500
Tan Sri Lim Kok Thay	144,000	-	144,000
Tan Sri Mohd Amin bin Osman	164,000	-	164,000

Share Option in the names of Directors	**1.1.2002**	**Offered/(Exercised)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	-	577,000	577,000
Tan Sri Lim Kok Thay	-	577,000	577,000
Tan Sri Mohd Amin bin Osman	-	577,000	577,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the name of Director	1.1.2002	Acquired/(Disposed)	31.12.2002
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong	1,832,468	-	1,832,468

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Goh Tong is a director and a substantial shareholder has rented

(a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 55.2% owned subsidiary of the Company; and

(b) a premise measuring approximately 5,191 sq.m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of RWB.

(ii) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has retained Asiatic Development Berhad, a 54.9% owned subsidiary of the Company to provide plantation advisory services.

(iii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a 62.2% owned subsidiary of the Company.

(iv) Tan Sri Mohd Amin bin Osman has been retained as a consultant to provide management and ancillary services to the Company and retained by RWB to provide advisory services.

(v) Oakwood Sdn Bhd, a wholly-owned subsidiary of the Company has previously extended a housing loan to Dr. R. Thillainathan to enable him to acquire a home.

Tun Mohammed Hanif bin Omar and Dato' Paduka Nik Hashim bin Nik Yusoff are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Dr. R. Thillainathan is due to retire at the forthcoming AGM in accordance with Article 104 of the Articles of Association of the Company and he, being eligible, has offered himself for re-election.

Tan Sri Lim Goh Tong, Tan Sri Mohd Amin bin Osman and Tan Sri (Dr.) Gunn Chit Tuan will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129 (6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowances for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance been made for doubtful debts; and

(ii) to ensure that any current assets which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the Group and in the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group or of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those highlighted in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 36 to 75 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

TAN SRI LIM KOK THAY
President and Chief Executive

Kuala Lumpur
3 March 2003

FINANCIAL Statements

Income Statements	36
Balance Sheets	37
Statements Of Changes In Equity	38
Cash Flow Statements	40
Notes To The Financial Statements	42
Statement On Directors' Responsibility	76
Statutory Declaration	76
Report Of The Auditors	77

Exemption No. 82-4962

○ INCOME STATEMENTS ○

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated

	Note(s)	Group		Company	
		2002	2001	**2002**	2001
Revenue	5 & 6	**3,534.7**	3,148.4	**429.7**	388.3
Cost of sales	7	**(1,935.7)**	(1,891.5)	**(49.0)**	(27.7)
Gross profit		**1,599.0**	1,256.9	**380.7**	360.6
Other income		**116.7**	118.8	**55.8**	61.1
Selling and distribution costs		**(62.9)**	(57.2)	**-**	-
Administration expenses		**(172.5)**	(205.0)	**(8.0)**	(7.2)
Other expenses		**(90.5)**	(104.0)	**-**	(0.1)
Profit from operations		**1,389.8**	1,009.5	**428.5**	414.4
Finance cost		**(67.9)**	(77.6)	**-**	-
Share of results of associated companies		**206.5**	102.7	**-**	-
Gain on dilution of Group's interest in an associated company		**31.1**	-	**-**	-
Profit from ordinary activities before taxation	5, 8 & 9	**1,559.5**	1,034.6	**428.5**	414.4
Taxation - Company and subsidiary companies	10	**(418.6)**	(351.7)	**(118.6)**	(113.9)
- Share of tax in associated companies	10	**(34.1)**	(34.6)	**-**	-
		(452.7)	(386.3)	**(118.6)**	(113.9)
Profit from ordinary activities after taxation		**1,106.8**	648.3	**309.9**	300.5
Minority shareholders' interests		**(345.4)**	(194.7)	**-**	-
Net profit for the financial year		**761.4**	453.6	**309.9**	300.5
Basic earnings per share (sen)	11	**108.10**	64.41		
Diluted earnings per share (sen)	11	**108.06**	N/A		
Gross dividends per share (sen)	12	**20.5**	19.0		

The notes set out on pages 42 to 75 form part of these financial statements.

BALANCE SHEETS

Exemption No. 82-4962

As at 31 December 2002

Amounts in RM million unless otherwise stated

	Note	Group 2002	Group 2001	Company 2002	Company 2001
NON-CURRENT ASSETS					
Property, plant and equipment	13	4,881.4	4,721.4	6.5	7.5
Real property assets	14	525.1	621.9	-	-
Subsidiary companies	15	-	-	1,987.4	1,987.4
Associated companies	16	2,431.2	2,030.6	-	-
Other long term investments	17	15.6	6.9	-	-
Long term receivables	21	20.2	19.0	371.9	374.9
Deferred taxation	18	18.0	-	18.0	17.2
CURRENT ASSETS					
Property development	19	86.9	117.5	-	-
Inventories	20	251.7	213.2	-	-
Trade and other receivables	21	313.2	247.7	1.4	1.5
Amount due from subsidiary companies	15	-	-	262.1	336.6
Amount due from associated companies	16	1.2	1.5	-	-
Short term investments	22	1,269.4	884.4	692.9	395.5
Bank balances and deposits	23	1,626.3	1,357.0	210.8	201.3
		3,548.7	2,821.3	1,167.2	934.9
LESS : CURRENT LIABILITIES					
Trade and other payables	24	537.9	658.7	15.4	10.3
Amount due to subsidiary companies	15	-	-	47.2	31.8
Short term borrowings	25	512.8	99.8	-	-
Taxation		260.7	216.4	14.5	21.4
		1,311.4	974.9	77.1	63.5
NET CURRENT ASSETS		2,237.3	1,846.4	1,090.1	871.4
		10,128.8	9,246.2	3,473.9	3,258.4
FINANCED BY					
SHARE CAPITAL	26	352.2	352.2	352.2	352.2
RESERVES	27	6,118.4	5,448.0	3,049.5	2,838.5
SHAREHOLDERS' EQUITY		6,470.6	5,800.2	3,401.7	3,190.7
MINORITY INTERESTS		2,432.8	2,150.5	-	-
NON-CURRENT LIABILITIES					
Long term borrowings	25	929.8	1,084.6	-	-
Deferred taxation	18	66.5	15.3	-	-
Provision for retirement gratuities	28	204.1	175.6	72.2	67.7
Other liabilities	29	25.0	20.0	-	-
		1,225.4	1,295.5	72.2	67.7
		10,128.8	9,246.2	3,473.9	3,258.4
NET TANGIBLE ASSETS PER SHARE		RM9.19	RM8.23		

The notes set out on pages 42 to 75 form part of these financial statements.

Exemption No. 82-4962

STATEMENTS OF CHANGES IN EQUITY

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated

		Non-Distributable			Distributable	
GROUP	**Share Capital**	**Share Premium**	**Revaluation Reserve**	**Reserve on Exchange Differences**	**Unappropriated Profit**	**Total**
Balance at 1 January 2001 as previously reported	352.2	97.8	384.5	54.1	4,495.5	5,384.1
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2000 (refer Note 35)	-	-	-	-	63.4	63.4
As restated	352.2	97.8	384.5	54.1	4,558.9	5,447.5
Revaluation surplus realised upon sale of assets	-	-	(0.6)	-	0.6	-
Currency translation differences	-	-	-	(4.6)	-	(4.6)
Net profit for the financial year	-	-	-	-	453.6	453.6
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2000 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2001 (6.5 sen less 28% income tax)	-	-	-	-	(32.9)	(32.9)
Balance at 31 December 2001	352.2	97.8	383.9	49.5	4,916.8	5,800.2
Balance at 1 January 2002 as previously reported	**352.2**	**97.8**	**383.9**	**49.5**	**4,853.4**	**5,736.8**
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2001 (refer Note 35)	-	-	-	-	63.4	63.4
As restated	**352.2**	**97.8**	**383.9**	**49.5**	**4,916.8**	**5,800.2**
Revaluation surplus realised upon sale of assets	-	-	(1.7)	-	1.7	-
Currency translation differences	-	-	-	7.9	-	7.9
Net profit for the financial year	-	-	-	-	761.4	761.4
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2002 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2002	**352.2**	**97.8**	**382.2**	**57.4**	**5,581.0**	**6,470.6**

The notes set out on pages 42 to 75 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

For The Financial Year Ended 31 December 2002 (Cont'd)

Amounts in RM million unless otherwise stated

		Non-Distributable			Distributable	
COMPANY	**Share Capital**	**Share Premium**	**Revaluation Reserve**	**Reserve on Exchange Differences**	**Unappropriated Profit**	**Total**
Balance at 1 January 2001 as previously reported	352.2	97.8	-	-	2,473.1	2,923.1
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2000 (refer Note 35)	-	-	-	-	63.4	63.4
As restated	352.2	97.8	-	-	2,536.5	2,986.5
Net profit for the financial year	-	-	-	-	300.5	300.5
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2000 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2001 (6.5 sen less 28% income tax)	-	-	-	-	(32.9)	(32.9)
Balance at 31 December 2001	352.2	97.8	-	-	2,740.7	3,190.7
Balance at 1 January 2002 as previously reported	352.2	97.8	-	-	2,677.3	3,127.3
Prior period adjustment:						
- Proposed final dividend for financial year ended 31 December 2001 (refer Note 35)	-	-	-	-	63.4	63.4
As restated	352.2	97.8	-	-	2,740.7	3,190.7
Net profit for the financial year	-	-	-	-	309.9	309.9
Appropriation:						
Dividends						
- final paid for financial year ended 31 December 2001 (12.5 sen less 28% income tax)	-	-	-	-	(63.4)	(63.4)
- interim paid for financial year ended 31 December 2002 (7.0 sen less 28% income tax)	-	-	-	-	(35.5)	(35.5)
Balance at 31 December 2002	352.2	97.8	-	-	2,951.7	3,401.7

The notes set out on pages 42 to 75 form part of these financial statements.

◦ CASH FLOW STATEMENTS ◦

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated

	Group		Company	
	2002	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**1,559.5**	1,034.6	**428.5**	414.4
Adjustments for :				
Depreciation of property, plant and equipment ("PPE")	**279.8**	264.9	**1.7**	2.0
Finance cost	**67.9**	77.6	**-**	-
Investments written down	**33.4**	50.7	**-**	-
Net provision for/(write-back of) retirement gratuities	**28.8**	(3.9)	**4.5**	(2.0)
PPE written off	**11.8**	2.8	**-**	-
Allowance for bad and doubtful debts	**6.6**	0.9	**-**	-
Impairment loss	**5.3**	-	**-**	-
Loss on disposal of investments	**3.1**	2.2	**-**	-
Dividend income	**(4.7)**	(6.4)	**(123.3)**	(117.7)
(Write-back of)/allowance for diminution in value of investments	**(10.7)**	2.3	**-**	-
Gain on disposal of PPE and real property assets	**(26.0)**	(35.8)	**(0.2)**	-
Gain arising on dilution of interest in associated company	**(31.1)**	-	**-**	-
Interest income	**(56.7)**	(50.4)	**(55.6)**	(61.1)
Share of results of associated companies	**(206.5)**	(102.7)	**-**	-
Write-off of goodwill on acquisition of additional interest in associated/subsidiary companies	**-**	61.2	**-**	-
Exploration cost written off	**-**	107.1	**-**	-
Other non-cash items	**2.8**	1.0	**(0.1)**	0.1
	103.8	371.5	**(173.0)**	(178.7)
Operating profit before changes in working capital	**1,663.3**	1,406.1	**255.5**	235.7
Increase in property development	**(0.8)**	(15.0)	**-**	-
(Increase)/decrease in inventories	**(14.6)**	14.6	**-**	-
(Increase)/decrease in receivables	**(54.4)**	7.2	**0.1**	0.1
Increase/(decrease) in payables	**3.2**	78.0	**5.2**	(1.0)
Decrease in amount due from associated companies	**0.3**	2.5	**-**	-
Decrease/(increase) in amount due from subsidiary companies	**-**	-	**0.7**	(7.0)
	(66.3)	87.3	**6.0**	(7.9)
Cash generated from operations	**1,597.0**	1,493.4	**261.5**	227.8
Taxation paid	**(359.0)**	(403.7)	**(126.4)**	(101.5)
Retirement gratuities paid	**(0.3)**	(0.3)	**-**	-
Advance membership fees received	**5.2**	5.2	**-**	-
Taxation refund	**13.2**	-	**-**	-
	(340.9)	(398.8)	**(126.4)**	(101.5)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**1,256.1**	1,094.6	**135.1**	126.3

The notes set out on pages 42 to 75 form part of these financial statements.

CASH FLOW STATEMENTS

For The Financial Year Ended 31 December 2002 (Cont'd)

Amounts in RM million unless otherwise stated

	Group		Company	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of PPE	(574.4)	(738.4)	(0.7)	(0.5)
Investment in associated company	(202.0)	-	-	-
Purchase of investments	(44.8)	(32.5)	-	-
Real property expenditure incurred	(2.2)	(3.4)	-	-
Long term receivables	(0.5)	-	-	-
Acquisition of an indirect subsidiary company	0.2	(1.3)	-	-
Repayments from associated companies	1.0	3.1	-	-
Dividends received	3.1	6.4	114.2	108.6
Dividends received from associated companies	3.5	1.2	-	-
Interest received	52.6	50.4	55.1	65.2
Proceeds from disposal of investments	77.7	102.1	-	-
Proceeds from disposal of PPE and real property assets	124.6	39.4	0.2	-
Exploration cost incurred	-	(73.2)	-	-
Purchase of additional shares from minority shareholders	-	(44.5)	-	-
Disposal of an indirect subsidiary company *	-	387.9	-	-
Other advances to subsidiary companies	-	-	(41.1)	(66.7)
Loans to subsidiary companies	-	-	(44.7)	(51.4)
Repayments of other advances by subsidiary companies	-	-	65.0	53.8
Repayment of loans by subsidiary companies	-	-	122.7	259.4
NET CASH (USED IN)/INFLOW FROM INVESTING ACTIVITIES	(561.2)	(302.8)	270.7	368.4
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	(98.9)	(96.3)	(98.9)	(96.3)
Repayment of borrowings	(97.5)	(382.9)	-	-
Interest paid	(69.5)	(72.0)	-	-
Dividends paid to minority shareholders	(66.9)	(63.7)	-	-
Proceeds from bank borrowings	355.4	775.5	-	-
Redemption of preference shares by minority shareholders	-	(14.0)	-	-
Proceeds from issue of shares to minority shareholders	-	2.0	-	-
NET CASH INFLOW FROM/(USED IN) FINANCING ACTIVITIES	22.6	148.6	(98.9)	(96.3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	717.5	940.4	306.9	398.4
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	2,043.1	1,103.4	596.8	198.4
EFFECT OF CURRENCY TRANSLATION	6.1	(0.7)	-	-
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	2,766.7	2,043.1	903.7	596.8
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (refer Note 23)	1,626.3	1,357.0	210.8	201.3
Money market instruments (refer Note 22)	1,140.5	688.4	692.9	395.5
	2,766.8	2,045.4	903.7	596.8
Bank overdrafts (refer Note 25)	(0.1)	(2.3)	-	-
	2,766.7	2,043.1	903.7	596.8

* **ANALYSIS OF THE DISPOSAL OF AN INDIRECT SUBSIDIARY COMPANY**

	2002	2001
Net assets disposed:		
Exploration cost	-	405.9
Loss on disposal	-	(3.5)
Initial Consideration	-	402.4
Initial Consideration outstanding as at financial year end	-	(14.5)
Net cash inflow on disposal of a subsidiary company	-	387.9

The notes set out on pages 42 to 75 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
31 December 2002

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is principally an investment holding and management company.

The principal activities of the subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities.

The principal activities of the associated companies include cruise and cruise related operations and the generation and supply of electric power.

Details of the principal activities of the subsidiary and associated companies are set out in Note 37 to the financial statements.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported financial year. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the financial year. New accounting standards are retrospectively applied unless in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed of during the financial year are included from the date of acquisition up to the date when control ceases. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiary companies have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

Borrowing Costs

Costs incurred on external borrowings to finance expenditure and other long term qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Impairment of assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain property, plant and equipment less accumulated depreciation and amortisation. In accordance with the transitional provisions allowed by the Malaysian Accounting Standards Board ("MASB") on adoption of MASB No. 15, Property, Plant and Equipment, the valuation of these assets have not been updated, and they continue to be stated at their existing carrying amounts less accumulated depreciation.

Surpluses arising on revaluation are credited to revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in carrying amount is charged to income statement. On disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained earnings.

Freehold land and plantations and property, plant and equipment which are under construction are not depreciated.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years. However, leasehold properties with original lease period of 999 years are not amortised, the cumulative effect of which is not material to the financial statements.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows :

Buildings and improvements	2% - 50%
Plant, equipment and vehicles	5% - 50%

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

New Planting and Replanting Expenditure

New planting expenditure incurred on land clearing and upkeeping of trees to maturity is capitalised under freehold and leasehold land respectively. New planting expenditure capitalised is not amortised. However, where the new planting expenditure capitalised on leasehold land which has unexpired period shorter than the plantation's economic useful life, the planting expenditure is amortised over the remaining period of the lease on a straight line basis.

Replanting expenditure is charged to the income statement in the financial year in which the expenditure is incurred.

Real Property Assets, Property Development and Profit Recognition

Real property assets and property development comprise land held for development and development expenditure and are stated at cost of acquisition modified by the revaluation of certain pieces of land. In accordance with the transitional provisions issued by the Malaysian Accounting Standards Board on adoption of Malaysian Accounting Standard No. 7, Accounting for Property Development, the valuation of these pieces of land have not been updated, and they continue to be stated at their carrying amounts. Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are transferred to property development.

Assets under property development comprise land at carrying values and all related development costs incurred and are carried forward together with profit accrued to the appropriate stage of completion less progress billings and allowance for foreseeable losses, if any. These developments are expected to be completed within normal operating cycle of one to three years and are considered as current assets.

Upon completion of development, the unsold completed development properties are transferred to inventories.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Real Property Assets, Property Development and Profit Recognition (cont'd)

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activity progresses. The stage of completion is determined based on the proportion of development costs incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses, if any, are recognised in the income statement.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. These investments are stated at cost except where the Directors are of the opinion that there is a permanent diminution in the value of an investment, in which case the investment is written down. Permanent diminution in the value of an investment is recognised as an expense in the financial period in which it arises.

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Equity accounting involves recognising in the income statement the Group's share of the associated companies' results for the financial year. The Group's interest in associated companies is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated companies.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

Exploration Cost

Exploration cost is accounted for in accordance with the full cost method. Under this method, all costs relating to the exploration activities are capitalised when incurred. Where it is determined that the exploration activities will not yield significant oil and gas discoveries, the related exploration cost will be written off to the income statement.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated companies at the date of acquisition, is written off to the income statement in the financial year when acquisition occurs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances (net of bank overdrafts), deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Provision for Retirement Gratuities

In 1991, the Board introduced a retirement gratuity scheme for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board and is based either on length of service and basic salary or the immediate past three years' emoluments.

Deferred Taxation

Deferred tax accounting using the 'liability' method is adopted by the Group. Deferred taxation provides for the effects of all material timing differences between accounting income and taxable income arising from the inclusion of items in different periods. No future income tax benefit is recognised in respect of unutilised tax losses and timing differences that result in a net deferred taxation asset unless it can be demonstrated that these benefits can be realised in the foreseeable future.

Revenue Recognition

Sales are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group.

The sales relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of sales is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Casino revenue represents net house takings. The casino licence is renewable every three months.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of retained earnings and accrued as a liability in the financial period in which the obligation to pay is established.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of subsidiary and associated companies in other reporting currencies are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated companies are taken to reserves.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Year end rate	
	2002	2001
US Dollar	**3.8000**	3.8000
Sterling Pound	**6.1114**	5.5102
Australian Dollar	**2.1510**	1.9418
Singapore Dollar	**2.1882**	2.0549
Hong Kong Dollar	**0.4873**	0.4873

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial Instruments

a) Financial instruments recognised on the balance sheet
The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

b) Financial instruments not recognised on the balance sheet
The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials paid or received under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purposes
The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For long term financial liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by segment and consist principally of property, plant and equipment net of allowances and accumulated depreciation and amortisation, real property assets, property development, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when subsidiary companies enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments and volatility in market prices of palm products. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 14 days to 120 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risk and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) **Primary segment - by activity:**

2002	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Revenue								
External	2,688.0	257.1	56.0	388.0	51.4	94.2	-	3,534.7
Inter segment	6.3	-	15.7	-	-	66.0	(88.0)	-
	2,694.3	257.1	71.7	388.0	51.4	160.2	(88.0)	3,534.7
Results								
Segment profit/(loss)	1,195.5	104.1	37.6	22.0	(10.0)	(18.0)	1.9	1,333.1
Interest income								56.7
Finance cost								(67.9)
Share of results of associated companies	88.7	2.9	1.5	-	-	113.4	-	206.5
Gain on dilution of Group's interest in an associated company	31.1	-	-	-	-	-	-	31.1
Profit from ordinary activities before taxation								1,559.5
Taxation								(452.7)
Profit from ordinary activities after taxation								1,106.8
Minority shareholders' interests								(345.4)
Net profit for the financial year								761.4

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity (cont'd):**

2002	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Other information								
Assets								
Segment assets	3,338.2	717.5	1,099.9	1,293.1	46.5	332.8	(472.7)	6,355.3
Interest bearing instruments								2,632.5
Associated companies	1,910.4	7.8	2.1	-	-	510.9	-	2,431.2
Unallocated corporate assets								21.2
Total assets								11,440.2
Liabilities								
Segment liabilities	559.7	33.8	123.1	144.2	16.1	381.0	(500.0)	757.9
Interest bearing instruments								1,446.2
Unallocated corporate liabilities								332.7
Total liabilities								2,536.8
Other Disclosures								
- Capital expenditure	180.3	169.9	25.2	103.3	0.1	6.9	(1.8)	483.9
- Depreciation	198.2	8.8	6.7	60.1	0.2	9.2	(3.4)	279.8
- Impairment loss	1.5	-	0.3	3.5	-	-	-	5.3
- Other significant non-cash (charges)/credits	(39.0)	(1.6)	(0.2)	1.6	(1.1)	(23.0)	-	(63.3)

2001	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Revenue								
External	2,400.6	156.0	57.6	372.3	43.7	118.2	-	3,148.4
Inter segment	1.8	-	22.0	-	-	64.8	(88.6)	-
	2,402.4	156.0	79.6	372.3	43.7	183.0	(88.6)	3,148.4
Results								
Segment profit/(loss)	1,055.0	30.9	22.8	8.0	(122.1)	(35.5)	-	959.1
Interest income								50.4
Finance cost								(77.6)
Share of results of associated companies	(16.0)	1.8	0.4	-	-	116.5	-	102.7
Profit from ordinary activities before taxation								1,034.6
Taxation								(386.3)
Profit from ordinary activities after taxation								648.3
Minority shareholders' interests								(194.7)
Net profit for the financial year								453.6

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity (cont'd):**

2001	Leisure & Hospitality	Plantations	Properties	Paper	Oil & Gas	Others	Eliminations	Total
Other information								
Assets								
Segment assets	3,399.9	552.6	1,167.7	1,247.3	48.5	395.3	(444.8)	6,366.5
Interest bearing instruments								1,823.7
Associated companies	1,591.9	8.8	1.0	-	-	428.9	-	2,030.6
Unallocated corporate assets								0.3
Total assets								10,221.1
Liabilities								
Segment liabilities	661.1	77.6	113.5	147.4	12.4	312.1	(478.3)	845.8
Interest bearing instruments								1,187.6
Unallocated corporate liabilities								237.0
Total liabilities								2,270.4
Other Disclosures								
- Capital expenditure	539.8	78.0	4.1	166.8	0.2	5.5	0.6	795.0
- Depreciation	189.9	7.8	7.3	50.1	0.6	9.2	-	264.9
- Write-off of goodwill arising on acquisition of additional interest in subsidiary/ associated companies	28.0	-	-	-	-	33.1	-	61.1
- Other significant non-cash (charges)/ credits	5.2	0.4	-	(1.8)	-	(53.4)	-	(49.6)

b) **Secondary segment - by geographical location**

	Revenue		Assets		Capital expenditure	
	2002	2001	**2002**	2001	**2002**	2001
Malaysia	**3,403.4**	3,009.5	**7,933.4**	7,124.7	**483.2**	794.6
Asia Pacific (excluding Malaysia)	**52.6**	45.4	**1,013.5**	879.4	**0.7**	0.4
Other countries	**78.7**	93.5	**62.1**	186.4	**-**	-
	3,534.7	3,148.4	**9,009.0**	8,190.5	**483.9**	795.0
Associated companies	**-**	-	**2,431.2**	2,030.6	**-**	-
	3,534.7	3,148.4	**11,440.2**	10,221.1	**483.9**	795.0

The Group is organised into five main business segments:

Leisure & Hospitality	-	this division includes the hotel, gaming and entertainment businesses, tours & travel related services and other support services.
Plantations	-	this division is involved mainly in oil palm plantations, palm oil milling and related activities.
Property	-	this division holds the real property assets of the Group and is involved in construction activities.
Paper	-	this division is involved in the manufacturing and trading of paper and paper related products and down stream activities involving packaging.
Oil & Gas	-	this division is involved in oil & gas exploration and sale of crude oil.

5. **SEGMENT ANALYSIS (Cont'd)**

All other immaterial business segments including investments in equities and information technology support services are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

Geographically, the Group operates in Asia Pacific. The main business segments of the Group are concentrated in Malaysia. The Asia Pacific region (excluding Malaysia) mainly comprises of interest bearing investments.

6. **REVENUE**

	Group		Company	
	2002	2001	**2002**	2001
Rendering of services:				
Leisure & hospitality	**2,688.0**	2,400.6	-	-
Rental and property management income	**18.1**	17.7	-	-
Fees from management and licensing services	-	-	**301.5**	266.2
Other services	**11.4**	9.6	**4.9**	4.4
Sale of goods:				
Sale of paper and paper related products	**388.0**	372.3	-	-
Sale of plantation produce	**257.1**	156.0	-	-
Sale of properties and progressive sales on property development projects	**38.0**	39.9	-	-
Sale of crude oil	**51.4**	43.7	-	-
Others	**0.3**	0.1	-	-
Sale of investments	**77.7**	102.1	-	-
Dividend income	**4.7**	6.4	**123.3**	117.7
	3,534.7	3,148.4	**429.7**	388.3

7. **COST OF SALES**

	Group		Company	
	2002	2001	**2002**	2001
Included in cost of sales are the following:				
Cost of inventories recognised as an expense	**594.3**	507.5	-	-
Cost of investments disposed and related costs	**70.2**	157.3	-	-
Exploration costs written off	-	107.1	-	-
Cost of services and other operating costs	**1,271.2**	1,119.6	**49.0**	27.7
	1,935.7	1,891.5	**49.0**	27.7

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits :

	Group		Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Charges:				
Depreciation of property, plant and equipment	279,807	264,900	1,720	2,007
Impairment of property, plant and equipment included in:				
- Cost of sales	3,494	-	-	-
- Administration expenses	282	-	-	-
- Other expenses	1,550	-	-	-
Property, plant and equipment written off	11,828	2,781	-	-
Loss on disposal of investments	3,124	2,232	-	-
Net allowance for diminution in value of investments	-	2,319	-	-
Investments written down	33,350	50,679	-	-
Net provision for retirement gratuities (Non-Directors)	20,599	-	912	-
Replanting expenditure	7,499	8,601	-	-
Hire of equipment	8,131	8,360	-	-
Rental of land and buildings	3,453	6,670	-	-
Finance cost	67,938	77,596	-	-
Net exchange losses - realised	491	2,399	2	10
Net exchange losses/(gains) - unrealised	1,985	40	(77)	15
Allowance for bad and doubtful debts	6,646	870	23	-
Write-off of goodwill arising on acquisition of additional interest in an associated company	-	27,968	-	-
Write-off of goodwill arising on acquisition of additional interest in a subsidiary company	-	33,153	-	-
Staff costs (including remuneration of Executive Directors)	489,576	392,148	49,021	27,710
Auditors' remuneration	924	816	28	23
Expenditure paid to subsidiary companies:				
- Rental of land and buildings	-	-	1,668	1,660
- Rental of equipment	-	-	711	546
- Service fees	-	-	893	895
Credits:				
Interest income	56,673	50,368	20,449	9,722
Gain on disposal of property, plant and equipment and real property assets	25,993	35,832	191	10
Rental income from land and buildings	39,879	27,177	-	-
Net write-back of provision for retirement gratuities (Non-Directors)	-	796	-	312
Net write-back of allowance for diminution in value of investments	10,684	-	-	-
Dividends (gross) from:				
- Quoted local companies	3,813	2,021	-	-
- Quoted foreign corporations	922	4,358	-	-
Income from subsidiary companies:				
- Management and licensing fees	-	-	301,320	266,158
- Gross dividends	-	-	123,282	117,703
- Interest income	-	-	35,137	51,397
- Shared services fees	-	-	4,391	3,781
- Royalty	-	-	207	100
Other information:				
Non-audit fees:				
- payable to auditors	84	22	4	3
- payable to firms affiliated to the auditors	2,464	484	-	157
Number of employees at year end (thousands)	16.9	15.2	0.1	0.1

9. DIRECTORS' REMUNERATION

	Group		Company	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Non-Executive Directors*:				
Fees	262	169	192	139
Professional fees	264	240	264	240
Salary	165	157	-	-
Bonus	103	26	-	-
Allowance/contribution	146	83	66	60
Provision/(write-back) for retirement gratuities	127	(3)	-	-
Estimated money value of benefits-in-kind (not charged to the income statements)	60	29	38	8
Executive Directors:				
Fees	518	450	240	225
Salaries	34,279	32,373	15,906	15,006
Bonus	31,639	7,476	14,823	3,542
Allowances/contributions	10,194	6,202	4,490	2,694
Provision/(write-back) for retirement gratuities	8,103	(3,116)	3,525	(1,682)
Estimated money value of benefits-in-kind (not charged to the income statements)	307	275	69	80
	86,167	44,361	39,613	20,312

* A Non-Executive Director of the Company receives salary and related benefits from an indirect subsidiary company by virtue of him being an Executive Director of the said indirect subsidiary company.

Remuneration of Directors of the Company, in respect of services rendered to the Company and its subsidiary companies is in the following bands:

	2002	2001
	Number	
Amounts in RM'000		
Non-Executive Directors:		
50 and below	2	3
50 - 100	1	
600 - 650		1
900 - 950	1	
Executive Directors:		
700 - 750		1
900 - 950	1	
1,100 - 1,150		1
1,650 - 1,700	1	
8,250 - 8,300		1
13,900 - 13,950	1	
33,500 - 33,550		1
68,500 - 68,550	1	

10. TAXATION

	Group		Company	
	2002	2001	**2002**	2001
Current taxation charge:				
Malaysian income taxation charge	**396.6**	342.2	**119.4**	113.9
Foreign income taxation charge	**0.1**	0.7	**-**	-
	396.7	342.9	**119.4**	113.9
Deferred taxation charge	**10.2**	7.1	**(0.8)**	0.5
Share of taxation of associated companies	**34.1**	34.6	**-**	-
	441.0	384.6	**118.6**	114.4
Prior years' taxation:				
Income tax(over)/under provided	**(11.3)**	8.2	**-**	(0.5)
Deferred tax under/(over) provided	**23.0**	(6.5)	**-**	-
	452.7	386.3	**118.6**	113.9

The effective tax rate of the Group for the current financial year, before adjustments for prior period taxation, closely approximates the statutory tax rate. However, the effective tax rate is marginally higher after including the adjustment for prior period taxation.

The taxation charge of the Company for the current financial year as well as the previous financial year reflects approximately the statutory tax rate.

Subject to agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiary companies available for which the related tax effects have not been recognised in the net income amounted to RM101.0 million as at the financial year end (2001: RM87.6 million). The amount of tax saving for which credit is recognised during the financial year is RM Nil (2001: RM 3.2 million).

Subject to agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,378.1 million (2001: RM1,174.6 million) which is available for set off against future taxable profits of the Group.

11. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share:

Basic earnings per share of the Group is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	2002	2001
Net profit for the financial year (RM'000)	**761,381**	453,644
Weighted average number of ordinary shares in issue	**704,338,954**	704,338,954
Basic earnings per share (sen)	**108.10**	64.41

11. EARNINGS PER SHARE (Cont'd)

b) Diluted earnings per share:

For the diluted earnings per share calculation, the Group's net profit for the financial year is reduced by the lower consolidated earnings from subsidiaries, arising from the potential dilution of the Group's shareholdings in those subsidiaries that have issued potential ordinary shares that are dilutive to minority shareholders. The weighted average number of ordinary shares in issue of the Company is also adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

Earnings adjusted as follows:

	2002 RM'000	2001 RM'000
Net profit for the financial year	761,381	-
Dilution of earnings on potential exercise of Employee Share Options ("ESOS") awarded to executives of Asiatic Development Berhad, a 54.9% owned subsidiary of the Company	(225)	-
Dilution of earnings on potential exercise of ESOS awarded to executives of Resorts World Bhd, a 55.2% owned subsidiary of the Company	(78)	-
Adjusted earnings for the financial year	761,078	-

Weighted average number of ordinary shares adjusted as follows:

	2002	2001
Weighted average number of ordinary shares in issue	704,338,954	-
Adjustment for share options granted to executives of the Company	32	-
Adjusted weighted average number of ordinary shares in issue	704,338,986	-
Diluted earnings per share (sen)	108.06	N/A

12. DIVIDENDS

	2002		2001	
	Gross dividend per share Sen	Amount of dividend, net of tax RM million	Gross dividend per share Sen	Amount of dividend, net of tax RM million
Interim dividend paid	7.0	35.5	6.5	32.9
Proposed final dividend	13.5	68.5	12.5	63.4
	20.5	104.0	19.0	96.3

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2002 of 13.5 sen less 28% tax (2001: 12.5 sen less 28% tax) per ordinary share of 50 sen each amounting to RM68.5 million (2001: RM63.4 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders. This represents a change in accounting treatment from that of prior years as explained in Note 35.

13. PROPERTY, PLANT AND EQUIPMENT

2002 Group	Freehold land and plantations	Long leasehold land and plantations	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	415.8	453.2	2,837.8	214.1	2,245.1	261.2	6,427.2
Additions	23.1	134.3	16.9	2.7	123.7	183.2	483.9
Disposals	(0.4)	-	(3.3)	(5.0)	(10.9)	-	(19.6)
Written off	-	(0.3)	(0.2)	(10.7)	(5.2)	-	(16.4)
Reclassifications/transfers	2.7	6.0	171.8	(2.0)	156.1	(334.6)	-
Currency fluctuations	-	-	0.2	-	2.4	-	2.6
Others	-	-	(11.8)	(0.5)	(10.2)	(6.6)	(29.1)
End of the financial year	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6
Accumulated depreciation :							
Beginning of the financial year	-	(19.2)	(388.1)	(24.1)	(1,274.4)	-	(1,705.8)
Charge for the financial year	-	(3.6)	(66.7)	(4.7)	(204.8)	-	(279.8)
Disposals	-	-	2.2	1.6	5.9	-	9.7
Written off	-	-	0.1	1.1	3.4	-	4.6
Reclassifications/transfers	-	(0.9)	(0.4)	0.2	0.2	-	(0.9)
Currency fluctuations	-	-	(0.1)	-	(1.7)	-	(1.8)
Others	-	-	0.1	0.5	11.5	-	12.1
End of the financial year	-	(23.7)	(452.9)	(25.4)	(1,459.9)	-	(1,961.9)
Accumulated Impairment losses:							
Beginning of the financial year	-	-	-	-	-	-	-
Charge for the financial year	-	-	-	-	(5.3)	-	(5.3)
End of the financial year	-	-	-	-	(5.3)	-	(5.3)
Net book value at end of the financial year	441.2	569.5	2,558.5	173.2	1,035.8	103.2	4,881.4
Comprising :							
Cost	109.7	550.5	2,815.9	198.6	2,489.6	103.2	6,267.5
At valuation :							
- 1981	117.2	-	-	-	-	-	117.2
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.3	-	2.3	-	-	-	108.6
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.9	-	-	-	-	-	15.9
	441.2	593.2	3,011.4	198.6	2,501.0	103.2	6,848.6

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2001 Group	Freehold land and plantations	Long leasehold land and plantations	Freehold buildings and improvements	Leasehold buildings and improvements	Plant, equipment and vehicles	Construction in progress	Total
At cost/valuation:							
Beginning of the financial year	409.0	324.7	2,306.9	209.5	1,873.6	525.1	5,648.8
Additions	7.3	82.6	1.6	4.7	107.9	590.9	795.0
Disposals	(1.9)	(0.1)	-	-	(6.8)	-	(8.8)
Written off	-	-	(1.9)	(2.0)	(4.6)	-	(8.5)
Assets of companies acquired	-	1.6	-	-	-	-	1.6
Reclassifications/transfers	1.4	44.3	532.4	1.9	277.6	(857.2)	0.4
Currency fluctuations	-	-	(0.2)	-	(1.9)	-	(2.1)
Others	-	0.1	(1.0)	-	(0.7)	2.4	0.8
End of the financial year	415.8	453.2	2,837.8	214.1	2,245.1	261.2	6,427.2
Accumulated depreciation :							
Beginning of the financial year	-	(15.9)	(328.5)	(18.2)	(1,091.3)	-	(1,453.9)
Charge for the financial year	-	(3.3)	(61.3)	(5.9)	(194.4)	-	(264.9)
Disposals	-	-	-	-	5.2	-	5.2
Written off	-	-	1.7	0.4	3.6	-	5.7
Assets of companies acquired	-	-	-	-	-	-	-
Reclassifications/transfers	-	-	-	(0.4)	-	-	(0.4)
Currency fluctuations	-	-	-	-	1.7	-	1.7
Others	-	-	-	-	0.8	-	0.8
End of the financial year	-	(19.2)	(388.1)	(24.1)	(1,274.4)	-	(1,705.8)
Net book value at end of the financial year	415.8	434.0	2,449.7	190.0	970.7	261.2	4,721.4
Comprising :							
Cost	84.0	410.5	2,642.3	214.1	2,233.7	261.2	5,845.8
At valuation :							
- 1981	117.4	-	-	-	-	-	117.4
- 1982	8.8	-	76.7	-	2.9	-	88.4
- 1983	106.4	-	2.3	-	-	-	108.7
- 1986	-	-	-	-	8.5	-	8.5
- 1989	83.3	-	115.8	-	-	-	199.1
- 1991	-	34.0	0.7	-	-	-	34.7
- 1995	-	8.7	-	-	-	-	8.7
- 1996	15.9	-	-	-	-	-	15.9
	415.8	453.2	2,837.8	214.1	2,245.1	261.2	6,427.2

Fixed assets have been revalued by the Directors based upon valuations carried out by independent firms of professional valuers using the fair market value basis except for assets revalued in 1991, which were based on the values determined by a regulatory authority in connection with a restructuring exercise.

The net book value of the revalued assets of the Group would have amounted to RM320.2 million (2001: RM322.3 million) had such assets been stated in the financial statements at cost.

The net book value of property, plant and equipment in 2001 which were pledged by an indirect subsidiary company as security for redeemable fixed rate bonds issued amounted to RM114.3 million. As the bonds were fully redeemed on 6 February 2002, the pledge on these assets has been removed.

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

2002 **Company**	**Freehold buildings and improvements**	**Plant, equipment and vehicles**	**Construction in progress**	**Total**
Cost:				
Beginning of the financial year	**8.8**	**16.0**	**0.4**	**25.2**
Reclassifications/transfers	**-**	**0.4**	**(0.4)**	**-**
Additions	**-**	**0.7**	**-**	**0.7**
Disposals	**-**	**(0.6)**	**-**	**(0.6)**
Written off	**-**	**(1.1)**	**-**	**(1.1)**
End of the financial year	**8.8**	**15.4**	**-**	**24.2**
Accumulated depreciation :				
Beginning of the financial year	**(4.6)**	**(13.1)**	**-**	**(17.7)**
Charge for the financial year	**(0.3)**	**(1.4)**	**-**	**(1.7)**
Disposals	**-**	**0.6**	**-**	**0.6**
Written off	**-**	**1.1**	**-**	**1.1**
End of the financial year	**(4.9)**	**(12.8)**	**-**	**(17.7)**
Net book value at end of the financial year	**3.9**	**2.6**	**-**	**6.5**
2001 **Company**				
Cost :				
Beginning of the financial year	8.8	16.0	0.2	25.0
Reclassifications/ transfers	-	(0.3)	-	(0.3)
Additions	-	0.3	0.2	0.5
End of the financial year	8.8	16.0	0.4	25.2
Accumulated Depreciation :				
Beginning of the financial year	(4.2)	(11.8)	-	(16.0)
Charge for the financial year	(0.4)	(1.6)	-	(2.0)
Reclassifications/ transfers	-	0.3	-	0.3
End of the financial year	(4.6)	(13.1)	-	(17.7)
Net book value at end of the financial year	4.2	2.9	0.4	7.5

14. REAL PROPERTY ASSETS

	Group	
	2002	2001
Land held for development:		
At cost	**37.5**	94.5
At valuation - 1981	**7.5**	7.5
At valuation - 1983	**47.9**	47.9
At valuation - 1989	**163.1**	164.6
At valuation - 1995	**74.7**	74.7
At valuation - 1996	**39.4**	40.3
	370.1	429.5
Development expenditure	**155.0**	192.4
	525.1	621.9

The bases of valuation of land held for development are consistent with those indicated in Note 13.

Exemption No. 82-4962

15. SUBSIDIARY COMPANIES

	Company	
	2002	2001
Investment in subsidiary companies:		
Quoted shares in Malaysia - at cost	**569.7**	569.7
Unquoted shares - at cost	**1,417.7**	1,417.7
	1,987.4	1,987.4
Market value of quoted shares	**6,217.6**	4,168.1
Long term receivable from a subsidiary company (refer Note 21)	**371.9**	374.9
Current receivables/payables :		
Amount due from subsidiary companies - interest bearing	**96.7**	166.9
- interest free	**165.4**	169.7
	262.1	336.6
Amount due to subsidiary companies - interest free	**47.2**	31.8

The long term receivable from a subsidiary company represents a loan extended by the Company to Resorts World Bhd ("RWB"), a 55.2% owned subsidiary of the Company in 2001, to part-finance its investment in Star Cruises Limited, a 34.4% owned associated company of RWB. It is unsecured and bears interest at 1.0% (2001: 1.0%) per annum above the base lending rate of a leading local bank. The amount is to be repaid fully in the year 2004.

The amount due from subsidiary companies, included in current receivables, is unsecured and has no fixed repayment terms. The interest bearing balances bear interest at rates ranging from 2.0% to 7.4% (2001: 6.7% to 7.7%) per annum.

The subsidiary companies are listed in Note 37.

16. ASSOCIATED COMPANIES

	Group	
	2002	2001
Quoted - at cost:		
Shares in foreign corporation, less goodwill written off	**1,777.6**	1,575.6
Group's share of post acquisition reserves	**132.7**	16.3
	1,910.3	1,591.9
Unquoted - at cost:		
Shares in Malaysian companies	**10.1**	10.1
Group's share of post acquisition reserves	**510.8**	428.6
	520.9	438.7
Amount due from associated companies	**7.1**	8.4
Less: Balance included in long term receivables (refer Note 21)	**(5.9)**	(6.9)
Balance included in current assets	**(1.2)**	(1.5)
	-	-
	2,431.2	2,030.6
Represented by:		
Share of net assets, other than goodwill of associated companies	**2,431.2**	2,030.6
Market value of quoted shares	**1,866.1**	2,089.9

The amount due from associated companies represents outstanding amounts arising from inter-company sales and purchases, advances and payments made on behalf of associated companies. The amounts due are unsecured and interest free and those amounts included under long term receivables are not repayable within the next twelve months.

The associated companies are listed in Note 37.

17. OTHER LONG TERM INVESTMENTS

	Group 2002	Group 2001
Quoted shares in foreign corporations, at cost	8.3	8.3
Less : Amounts written down to-date	(8.0)	(8.0)
	0.3	0.3
Unquoted shares in Malaysian companies, at cost	4.1	3.6
Less : Amounts written down to-date	(0.9)	-
	3.2	3.6
Other unquoted investment outside Malaysia, at cost	44.6	3.0
Less: Amounts written down to-date	(32.5)	-
	12.1	3.0
	15.6	6.9

The market value of the Group's investments in foreign quoted shares amounted to RM0.4 million (2001: RM0.5 million). For the balance of unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values as there are no comparable securities that are traded.

18. DEFERRED TAXATION

	Group		Company	
	2002	2001	2002	2001
Comprise the tax effects of:				
Excess of capital allowances over depreciation	(91.0)	(55.9)	(0.4)	(0.5)
Timing differences arising from provisions	42.5	40.6	18.4	17.7
Net deferred tax (liability)/asset	(48.5)	(15.3)	18.0	17.2

The "Net deferred tax liability" of the Group as of 31 December 2002 represents a deferred tax asset for RM18.0 million and deferred tax liability of RM66.5 million.

Subject to agreement by the Inland Revenue Board, the Group has potential tax benefits, of which the tax effects not taken up in the financial statements are as follows:	Group		Company	
	2002	2001	2002	2001
Unutilised tax losses	28.3	24.5	-	-
Unutilised capital allowances	177.5	131.9	-	-
	205.8	156.4	-	-

The tax effects relating to the increase in the carrying values of certain revalued assets are not disclosed as there is no intention to dispose of these assets in the foreseeable future.

19. PROPERTY DEVELOPMENT

	Group	
	2002	2001
Land held for development:		
At cost	**-**	1.5
At valuation - 1983	**1.3**	1.2
At valuation - 1995	**-**	8.5
At valuation - 1996	**21.5**	21.8
	22.8	33.0
Development expenditure	**86.4**	112.0
Attributable profits	**4.1**	7.4
Progress billings	**(26.4)**	(34.9)
	86.9	117.5

20. INVENTORIES

	Group	
	2002	2001
At cost:		
Raw materials	**27.4**	29.6
Stores and spares	**63.9**	57.7
Food, beverages and other hotel supplies	**7.7**	6.7
Produce stocks and finished goods	**25.6**	16.9
Completed properties	**126.4**	102.2
	251.0	213.1
At net realisable value:		
Completed properties	**0.7**	0.1
	251.7	213.2

21. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2002	2001	**2002**	2001
Current:				
Trade debtors	**157.5**	136.1	**-**	-
Other debtors	**80.9**	76.4	**1.0**	1.0
Less : Allowance for doubtful debts	**(10.9)**	(5.6)	**(0.1)**	(0.1)
	227.5	206.9	**0.9**	0.9
Deposits	**57.4**	23.6	**0.5**	0.6
Prepayments	**28.3**	17.2	**-**	-
	313.2	247.7	**1.4**	1.5
Non-current:				
Trade debtors	**12.1**	11.6	**-**	-
Amount due from associated company (refer Note 16)	**5.9**	6.9	**-**	-
Amount due from subsidiary company (refer Note 15)	**-**	-	**371.9**	374.9
Other debtors	**2.2**	0.5	**-**	-
	20.2	19.0	**371.9**	374.9
	333.4	266.7	**373.3**	376.4

The maturity profile for non-current receivables are as follows:

	Group		Company	
	2002	2001	**2002**	2001
More than one year and less than two years	**5.9**	-	**371.9**	-
More than two years and less than five years	**13.8**	19.0	**-**	374.9
More than 5 years	**0.5**	-	**-**	-
	20.2	19.0	**371.9**	374.9

The fair values of trade and other receivables closely approximate their book values.

Included in other debtors of the Group are housing and other loans extended to certain executive directors of the Group amounting to RM1.0 million (2001: RM1.5 million). The loans consist of an interest free loan amounting to RM0.2 million (2001: RM0.7 million) and interest bearing loans amounting to RM0.8 million (2001: RM0.8 million). The interest bearing loans carry interest rates of approximately 4% (2001: 4%) per annum. Credit terms offered by the Group in respect of trade receivables range from 14 days to 120 days from date of invoice.

22. SHORT TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
Quoted - at cost:				
Shares in Malaysian companies	**84.2**	84.2	**-**	-
Shares in foreign corporations	**86.5**	164.3	**-**	-
	170.7	248.5	**-**	-
Less : Allowance for diminution in value of investments	**(41.8)**	(52.5)	**-**	-
	128.9	196.0	**-**	-
Unquoted - at cost:				
Money market instruments (refer Note 23)	**1,140.5**	688.4	**692.9**	395.5
	1,269.4	884.4	**692.9**	395.5
Market value of quoted shares:				
- Malaysian companies	**84.3**	77.0	**-**	-
- Foreign corporations	**48.2**	120.5	**-**	-
	132.5	197.5	**-**	-

Investment in money market instruments comprise of negotiable certificates of deposit and bankers' acceptances.

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2002	2001	**2002**	2001
Deposits with licensed banks	**1,328.3**	1,030.5	**140.3**	142.7
Deposits with finance companies	**119.8**	93.4	**67.3**	53.3
Cash and bank balances	**178.2**	233.1	**3.2**	5.3
Bank balances and deposits	**1,626.3**	1,357.0	**210.8**	201.3
Add : Money market instruments (refer Note 22)	**1,140.5**	688.4	**692.9**	395.5
Bank balances, deposits and money market instruments	**2,766.8**	2,045.4	**903.7**	596.8
Less: Bank overdrafts (refer Note 25)	**(0.1)**	(2.3)	**-**	-
Cash and cash equivalents	**2,766.7**	2,043.1	**903.7**	596.8

The currency exposure profile and weighted average interest rates of the bank balances, deposits and money market instruments as at 31 December 2002 are as follows:

	Group		Company	
	Currency Profile	**Effective interest rates**	**Currency Profile**	**Effective interest rates**
Ringgit Malaysia	1,775.4	2.94	903.2	2.94
US Dollars	958.7	1.24	-	-
Renminbi	24.9	-	-	-
Singapore Dollar	5.1	0.45	-	-
Euro	1.9	2.80	0.5	2.80
Other foreign currencies	0.8	-	-	-
	2,766.8		903.7	

The deposits of the Group and Company as at 31 December 2002 have maturity periods ranging between overnight and one month. Cash and bank balances of the Group and Company are held at call.

Included in deposits with licensed banks for the Group is an amount of RM15.0 million (2001 : RM9.8 million) deposited by an indirect subsidiary company into various Housing Development Accounts in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act 1966. This amount is available for use by the said subsidiary company for the payment of property development expenditure.

Deposits of an indirect subsidiary company amounting to RM4.4 million (2001 : RM 4.1 million) have been pledged as security for its bank overdraft facilities.

24. TRADE AND OTHER PAYABLES

	Group		Company	
	2002	2001	**2002**	2001
Trade creditors	**177.7**	99.0	**-**	-
Accrued expenses	**189.1**	366.5	**12.3**	7.2
Interest payable	**9.9**	11.5	**-**	-
Deposits	**27.9**	28.5	**-**	-
Other creditors	**133.3**	153.2	**3.1**	3.1
	537.9	658.7	**15.4**	10.3

Included in other creditors and accrued expenses of the Group are progress billings payable and accruals for capital expenditure relating to construction of new hotel, upgrading of resorts infrastructure and balance of purchase consideration for land acquisition amounting to RM53.4 million (2001: RM157.5 million).

Credit terms available to the Group range from 7 days to 90 days from date of invoice.

25. BORROWINGS

		Group 2002	Group 2001
Current			
Term Loans/Euro Medium Term Notes - US Dollar	- unsecured	252.1	-
Euro Medium Term Notes - Singapore Dollar	- unsecured	221.6	-
Term loans	- unsecured	39.0	-
Redeemable fixed rate bonds	- secured	-	82.0
Bankers' acceptances	- unsecured	-	15.5
Bank overdrafts - Australian Dollar	- unsecured	0.1	-
- Singapore Dollar	- secured	-	2.3
		512.8	99.8
Non-current			
Term Loans/Euro Medium Term Notes - US Dollar	- unsecured	809.4	858.8
Euro Medium Term Notes - Singapore Dollar	- unsecured	-	220.4
Term loan	- unsecured	115.0	-
Other advances	- unsecured	5.4	5.4
		929.8	1,084.6
		1,442.6	1,184.4

The weighted average interest rates (%) per annum before and after interest rate swaps ("IRS") are as follows:

	2002 Before IRS	2002 After IRS	2001 Before IRS	2001 After IRS
Effective during the year:				
US Dollar Term Loans/Euro Medium Term Notes	3.1	5.4	4.8	5.9
Long term loan	4.7	4.7	-	-
Short term loans	3.8	3.8	-	-
Redeemable fixed rate bonds	-	-	8.6	8.6
Bankers' acceptances	-	-	3.2	3.2
Bank overdrafts	8.2	8.2	6.5	6.5
Other advances	7.4	7.4	7.6	7.6
As at 31 December:				
US Dollar Term Loans/Euro Medium Term Notes	3.1	5.1	3.6	5.7
Long term loan	4.7	4.7	-	-
Short term loans	3.9	3.9	-	-
Redeemable fixed rate bonds	-	-	8.6	8.6
Bankers' acceptances	-	-	3.3	3.3
Bank overdrafts	8.5	8.5	6.5	6.5
Other advances	7.4	7.4	7.4	7.4

The maturity profile and exposure of borrowings of the Group to interest rate risk are as follows:

	Borrowings Floating interest rate	Borrowings Fixed interest rate
As at 31 December 2002:		
Before interest rate swaps:		
Less than one year	276.2	236.6
More than one year and less than two years	55.8	50.0
More than two years and less than five years	759.0	65.0
After interest rate swaps:		
Less than one year	100.4	412.4
More than one year and less than two years	55.8	50.0
More than two years and less than five years	379.0	445.0

25. BORROWINGS (Cont'd)

	Borrowings Floating Interest rate	Borrowings Fixed Interest rate
As at 31 December 2001:		
Before interest rate swaps:		
Less than one year	17.8	82.0
More than one year and less than two years	256.2	220.4
More than two years and less than five years	608.0	-
After interest rate swaps:		
Less than one year	17.8	82.0
More than one year and less than two years	256.2	220.4
More than two years and less than five years	129.2	478.8

As at 31 December 2002, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing periods			
	Total	1 to 3 months	More than 3 months and less than 1 year	More than 1 year and less than 2 years	More than 2 years and less than 5 years
Total borrowings	1,442.6	1,067.0	260.6	50.0	65.0
Movements in repricing periods due to interest rate swaps	-	(555.8)	175.8	-	380.0
	1,442.6	511.2	436.4	50.0	445.0

Fair values of the borrowings as at 31 December 2002 are as follows:

- Current	512.8
- Non-current	932.4

The redeemable fixed rate secured bonds issued by an indirect subsidiary company under a bond facility fully underwritten by a bank was fully redeemed on 6 February 2002.

Other unsecured long term advances represent advances from a minority shareholder in an indirect subsidiary company. Interest payable on the advances amounting to RM0.4 million (2001: RM0.4 million) has been waived.

26. SHARE CAPITAL

	2002	2001
Authorised :		
1,600 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid:		
704.4 million (2001 : 704.4 million) ordinary shares of 50 sen each	**352.2**	352.2

As at 31 December 2002, the Company has 679,000 (2001 : 3,371,000) unissued ordinary shares of 50 sen each outstanding under The Genting Employees' Share Option Scheme for Executives ("Previous ESOS"). The outstanding options granted under the Previous ESOS in previous financial years are exercisable as follows:

Exercisable Period From	Exercisable Period To	Subscription Price per share RM	Number of unissued shares in thousands 2002	Number of unissued shares in thousands 2001
15 December 1999	15 December 2004	19.80	**679**	3,317

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved The Executive Share Option Scheme for Eligible Executives of the Company and its subsidiaries ("New ESOS").

26. SHARE CAPITAL (Cont'd)

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the New ESOS have relinquished their outstanding option under the previous ESOS.

On 2 September 2002 and 29 November 2002, options were granted pursuant to the New ESOS and the outstanding options of 7,052,000 unissued ordinary shares of 50 sen each are exercisable as follows:

Exercisable Period		Subscription Price per share	Number of unissued shares
From	To	RM	in thousands
03 September 2004	11 August 2012	14.34	6,988
30 November 2004	11 August 2012	13.08	64

The option granted can only be exercised by the Grantee in the third year from the date of offer and the number of new shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

27. RESERVES

	Group		Company	
	2002	2001	**2002**	2001
Non-Distributable Reserves:				
Share Premium	**97.8**	97.8	**97.8**	97.8
Revaluation Reserves	**382.2**	383.9	-	-
Exchange Differences	**57.4**	49.5	-	-
Distributable Reserves:				
Unappropriated Profit (refer note 35)	**5,581.0**	4,916.8	**2,951.7**	2,740.7
	6,118.4	5,448.0	**3,049.5**	2,838.5

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM2,180.6 million (2001: RM1,965.1 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2002, available to frank as tax exempt dividends arising from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act 1999, relating to tax on income earned in 1999 being waived, amounting to approximately RM489.8 million (2001: RM480.7 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board. Taking into consideration the tax credit and tax exempt income as at 31 December 2002, a tax liability of approximately RM78.8 million (2001: RM64.8 million) would be incurred should all the unappropriated profit of the Company be distributed as dividends.

28. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2002	2001	**2002**	2001
Beginning of the financial year	**175.6**	179.8	**67.7**	69.7
Charge for the financial year	**31.9**	2.4	**4.5**	-
Write-back of provision	**(3.1)**	(6.3)	**-**	(2.0)
Payments during the financial year	**(0.3)**	(0.3)	**-**	-
End of the financial year	**204.1**	175.6	**72.2**	67.7

29. OTHER LIABILITIES

	Group	
	2002	2001
Advance membership fees	**24.9**	19.7
Unearned premiums	**0.1**	0.3
	25.0	20.0

The advance membership fees relate to fees received on sale of time-share units by an indirect subsidiary company offering a time-share ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership. Unearned premiums relate to premiums for policies with unexpired risks.

30. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Borrowings

The Group has the following borrowings as disclosed in Note 25:

i) Foreign currency borrowings

Currency	Start date	Maturity dates	Foreign currency (Mil) Hedged	Unhedged	Total	Equivalent RM (Mil) Total
Singapore Dollar	26/05/2000	26/05/2003	100.0	-	100.0	221.6
US Dollar	16/06/2000	16/06/2003	26.0	-	26.0	99.4
US Dollar	25/04/2001	25/04/2003	40.0	-	40.0	152.7
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	21/11/2004 to 27/11/2007	-	53.0	53.0	201.4
Australian Dollar	-	On demand	-	0.04	0.04	0.1
Total						1,283.2

The Singapore Dollar ("SGD") and US Dollar ("USD") borrowings as shown above, which are obtained by subsidiaries of Resorts World Bhd ("RWB"), a 55.2% owned subsidiary of the Company, are guaranteed by RWB. These borrowings are repayable in full on the respective maturity dates.

The Group entered into two Cross Currency Swap ("CCS") agreements, the first on the start date of the SGD borrowing and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD borrowing into a fixed rate USD58.0 million liability. The swaps terminate on the maturity of the borrowing, which is 26 May 2003.

A portion of the USD borrowings, including the USD58.0 million liability, was subsequently hedged into Ringgit Malaysia using forward foreign exchange contracts. These contracts amounting to RM473.7 million have been included in the outstanding forward foreign exchange contracts in Note (c) below. The foreign currency exposure has been hedged to the extent permitted by the Central Bank's exchange control regulations.

The fair value of the outstanding CCS agreements of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM4.6 million.

30. FINANCIAL INSTRUMENTS (Cont'd)

a) Borrowings (Cont'd)

ii) Local currency borrowings

Start date	Maturity dates	Equivalent RM (Mil)
11/09/2002	11/09/2003	15.0
14/08/2002	14/08/2004	50.0
14/08/2002	14/08/2005	55.0
29/08/2002	28/02/2006	10.0
25/10/2002	24/04/2003	24.0
24/07/1995	not specified	5.4
Total		159.4

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months SIBOR or LIBOR and pays interest at fixed rates on the agreed notional principal amounts.

As at the current financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	Equivalent RM (Mil)
Within one year	46.0	175.8
More than one year and less than 5 years	100.0	380.0
	146.0	555.8

The effect of the above interest rate swaps is to effectively fix the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM33.2 million.

c) Forward Foreign Exchange Contracts

As at the end of the financial year, the outstanding forward foreign exchange contracts are as follows:

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM(Mil)
USD	04/04/02 to 02/10/02	27/01/03 to 25/07/03	134.3	513.3
EUR	30/08/02 to 27/12/02	01/01/03 to 28/02/03	0.8	2.9

As foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM83,000.

31. CONTINGENT LIABILITIES

As at the end of the financial year, unsecured bank guarantees of RM4.1 million (2001: RM3.5 million) were given by an indirect subsidiary company in relation to a property development project that was previously undertaken by the subsidiary until the disposal of the development property during the financial year. The Directors of the subsidiary company do not expect any loss to arise in respect of these guarantees. The purchaser of the development property has agreed to indemnify the subsidiary against all losses arising out of the bank guarantees and the subsidiary company is in the process of discharging itself from the guarantees.

32. CAPITAL COMMITMENTS

	Group	
	2002	2001
Authorised capital expenditure not provided for in the financial statements:		
- contracted	607.8	169.1
- not contracted	492.9	111.5
	1,100.7	280.6
Analysed as follows:		
- Property, plant and equipment	743.1	236.3
- Investments	352.4	44.3
- Others	5.2	-
	1,100.7	280.6

33. SIGNIFICANT NON-CASH TRANSACTIONS

During the financial year, the Singapore Dollar borrowing and a portion of the US Dollar borrowings obtained by an indirect subsidiary company amounting to RM473.7 million were reclassified from long term borrowings to short term borrowings as they are due to be fully repaid in 2003.

34. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions listed below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

	2002	2001
A) Rendering of services:		
a) i) Reimbursements by Genting International PLC, a 62.2% owned subsidiary of the Company to Star Cruises (HK) Ltd and Star Cruise Management Ltd, both wholly owned subsidiary companies of Star Cruises Limited, ("Star Cruises"), a corporation in which the Group has an effective 19.0% ownership interest, for expenses incurred in maintaining representative offices in China, Taiwan, Bangkok and India.	1.4	1.0
ii) Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly owned subsidiary of Resorts World Bhd ("RWB"), which in turn is a 55.2% owned subsidiary of the Company to Star Cruises.	3.1	3.8

Tan Sri Lim Goh Tong, the Chairman and Chief Executive of the Company is also a shareholder of Star Cruises and a preference unit holder of the Golden Hope Unit Trust ("GHUT") which is a substantial (49.7%) shareholder of Star Cruises and of which Golden Hope Limited ("GHL") is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Tan Sri Lim Kok Thay, the Managing Director of the Company is also the Chairman, President and Chief Executive of Star Cruises and a shareholder, and has a call option to acquire shares in Star Cruises; and a preference unit holder of the GHUT which is a substantial (49.7%) shareholder of Star Cruises and of which GHL is acting as its trustee and has a deemed interest in the units of the GHUT by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. He is also a director of GHL.

34. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

		2002	2001
A)	**Rendering of services: (Cont'd)**		
b)	Rental of premises by RWB to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (nee Lee) Kim Hua, the spouse of Tan Sri Lim Goh Tong is a director and substantial shareholder of Oriregal. Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors. The rental charges to Oriregal are transacted at commercial rates except for the rental of premises at the Resort Hotel which is 23% lower than similar premises as they are located at a lower traffic area.	1.3	1.2
c)	Progress payments made by Asiatic Land Development Sdn Bhd, a wholly owned subsidiary company of Asiatic Development Berhad ("ADB"), a 54.9% owned subsidiary of the Company, to the constructor, Kien Huat Development Sdn Bhd, a company in which Datuk Lim Chee Wah, a son of Tan Sri Lim Goh Tong and a brother of Tan Sri Lim Kok Thay, is a director and has deemed substantial financial interest, for the development of properties in Kulai, Johor. The progress payments include fees and reimbursables totalling RM0.6 million (2001: RM1.0 million).	15.5	22.8
d)	Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly owned subsidiary of the Company to Southern Bank Berhad, a company in which Dato' Tan Teong Hean, a son-in-law of Tan Sri Lim Goh Tong and a brother-in-law of Tan Sri Lim Kok Thay, is a director and substantial shareholder.	2.3	2.6
e)	Provision by PC Installation & Contracting Sdn Bhd ("PC") to Genting Sanyen Industrial Paper Sdn Bhd, a 97.7% owned subsidiary of the Company, of mechanical and electrical services.Tun Mohammed Hanif bin Omar, the Deputy Chairman of the Company is the father-in-law of Encik Ibrahim bin Othman who is an Executive Director and shareholder of PC.	0.5	20.3
B)	**Loan to Director:**		
	Genting International Properties Limited, a wholly owned subsidiary of Genting International PLC, which in turn is a 62.2% owned subsidiary of the Company granted a temporary unsecured bridging loan facility to Justin Tan Wah Joo, the Executive Director and Executive Vice-President - Leisure & Hospitality, Resorts World Bhd, a 55.2% owned subsidiary of the Company. The bridging loan was for acquiring a house and was extended for a period of 91 days at the rate of 4.75% per annum. This loan was fully repaid during the financial year.	2.6	-

35. PRIOR PERIOD ADJUSTMENT

During the financial year, the Group changed its accounting policy in respect of the recognition of dividends proposed or declared after the balance sheet date in compliance with Malaysian Accounting Standards Board No. 19 - Events After The Balance Sheet Date. Consequently, dividends proposed by Directors after the balance sheet date are no longer recognised as a liability at the balance sheet date. The dividends will be accrued as a liability when the obligation to pay is established.

The change in this accounting policy has been applied retrospectively and prior period comparatives have been adjusted as follows:

	As previously reported	Effect of change in policy	As restated
Group:			
At 31 December 2001:			
- Unappropriated profit	4,853.4	63.4	4,916.8
- Proposed final dividend	63.4	(63.4)	-
Company:			
At 31 December 2001:			
- Unappropriated profit	2,677.3	63.4	2,740.7
- Proposed final dividend	63.4	(63.4)	-

The above restatement of the Group's unappropriated profit for the financial year ended 31 December 2001 has the effect of increasing the Net Tangible Assets Per Share from RM8.14 to RM8.23.

36. SIGNIFICANT EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Subsequent to the financial year ended 31 December 2002, the following interdependent proposals were completed on 1 March 2003:

i) Asiatic Land Development Sdn Bhd, a wholly-owned subsidiary company of Asiatic Development Berhad, which in turn is a 54.9% owned subsidiary of the Company had on 11 October 2002 entered into a Conditional Share Sale Agreement on the proposed acquisition of the remaining 30% equity interest in Asiatic Indahpura Development Sdn Bhd ("AIDSB") for a total purchase consideration of RM77.3 million ("the Proposed Share Acquisition"). The Proposed Share Acquisition resulted in a goodwill of approximately RM49.7 million and the Group's share of which would amount to RM27.3 million; and

ii) AIDSB had on 11 October 2002 entered into a Conditional Land Sale Agreement on the proposed disposal of 953 acres of land located at Mukim Senai-Kulai, Daerah Johor Bahru, Johor Darul Takzim for a total sale consideration of RM82.7 million ("the Proposed Land Disposal"). The Proposed Land Disposal resulted in a net profit after minority interest of approximately RM22.1 million.

The Proposed Share Acquisition and the Proposed Land Disposal does not have any material impact on the net tangible assets of the Group for the financial year ended 31 December 2002 and is not expected to have any material effect on the earnings of the Group for the financial year ended 31 December 2003.

Exemption No. 82-4962

37. SUBSIDIARY AND ASSOCIATED COMPANIES

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
Direct Subsidiary Companies				
Asiatic Development Berhad	54.9	54.9	Malaysia	Plantations
E-Genting Holdings Sdn Bhd	100.0	100.0	Malaysia	Supplier of information technology products and services and investment holding
GB Credit & Leasing Sdn Bhd	69.5	69.5	Malaysia	Leasing and money lending
+ Genting Equities (Hong Kong) Limited	100.0	100.0	Hong Kong	Investments
Genting Highlands Tours and Promotion Sdn Bhd	100.0	100.0	Malaysia	Letting of land and premises
Genting Hotel & Resorts Management Sdn Bhd	100.0	100.0	Malaysia	Management services
+ Genting International Paper Holdings Limited	100.0	100.0	Isle of Man	Investment holding
Genting (Labuan) Limited	100.0	100.0	Labuan, Malaysia	Off-shore captive insurance
Genting Management and Consultancy Services Sdn Bhd	100.0	100.0	Malaysia	Management services
+ Genting Overseas Holdings Limited	100.0	100.0	Isle of Man	Investment holding
Maxitage Sdn Bhd	100.0	100.0	Malaysia	Investments
Oakwood Sdn Bhd	100.0	100.0	Malaysia	Property investment and management
Resorts World Bhd	55.2	55.2	Malaysia	Resort, hotel and gaming operations
+ Resorts World Bhd (Hong Kong) Limited	100.0	100.0	Hong Kong	Dormant
+ Resorts World (Singapore) Pte Ltd	100.0	100.0	Singapore	Dormant
Genting Assets Management Services Sdn Bhd	-	100.0	Malaysia	Deregistered
Genting Aviation Sdn Bhd	-	100.0	Malaysia	Deregistered
+ Genting Bhd (Hong Kong) Limited	100.0	100.0	Hong Kong	Pre-operating
Genting Industries Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Permata Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Plantations Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Realty Sdn Bhd	-	100.0	Malaysia	Deregistered
Genting Resorts World Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Genting Sanyen Newsprint Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
+ Genting (Singapore) Pte Ltd	100.0	100.0	Singapore	Pre-operating
+ Resorts World Limited	100.0	100.0	Hong Kong	Pre-operating
Sri Highlands Express Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Indirect Subsidiary Companies				
ADB (Sarawak) Palm Oil Mill Management Sdn Bhd	54.9	54.9	Malaysia	Provision of palm oil mill management services
+ Adriana Limited	62.2	62.2	Isle of Man	Investment holding
Amalgamated Rubber (Penang) Sdn Bhd	54.9	54.9	Malaysia	Investments
AR Property Development Sdn Bhd	54.9	54.9	Malaysia	Plantations
Asiatic Golf Course (Sg Petani) Bhd	54.9	54.9	Malaysia	Golf course operation
Asiatic Indahpura Development Sdn Bhd	38.4	38.4	Malaysia	Property development
Asiatic Land Development Sdn Bhd	54.9	54.9	Malaysia	Property development
+ Asiatic Overseas Limited	54.9	54.9	Isle of Man	Investments
Awan Ria (M) Sdn Bhd	97.7	97.7	Malaysia	Investment holding
Awana Hotels & Resorts Management Sdn Bhd	100.0	100.0	Malaysia	Management services
Awana Vacation Resorts Development Berhad	55.2	55.2	Malaysia	Proprietary timeshare ownership scheme
Ayer Item Oil Mill Sdn Bhd	54.9	54.9	Malaysia	Fresh fruit bunches processing
+ Azzon Limited	54.9	54.9	Isle of Man	Investments
Bandar Pelabuhan Sdn Bhd	33.1	33.1	Malaysia	Investment holding
+ Coveyork Pty Ltd	95.0	95.0	Australia	Oil & gas exploration

37. **SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)**

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
Delquest Sdn Bhd	55.2	55.2	Malaysia	Investments
E-Genting Sdn Bhd	100.0	100.0	Malaysia	Provision of information technology services and consultancy
First World Hotels & Resorts Sdn Bhd	55.2	55.2	Malaysia	Hotel business
Genasa Sdn Bhd	55.2	55.2	Malaysia	Sale and letting of apartment
Genting Administrative Services Sdn Bhd	55.2	55.2	Malaysia	Investment holding
+ Genting Australia Investments Holding Pty Ltd	62.2	62.2	Australia	Property development
+ Genting Australia Pty Ltd	62.2	62.2	Australia	Management services
Genting Centre of Excellence Sdn Bhd	38.6	38.6	Malaysia	Training services
Genting Entertainment Sdn Bhd	55.2	55.2	Malaysia	Show agent
Genting Golf Course Bhd	55.2	55.2	Malaysia	Condotel & hotel business, golf resort and property development
Genting Highlands Berhad	55.2	55.2	Malaysia	Land and property development
Genting Information Knowledge Enterprise Sdn Bhd	100.0	100.0	Malaysia	Research in software development and consultancy
+ Genting International Industries (Singapore) Pte Ltd	97.7	97.7	Singapore	Investment holding
+ Genting International Management Limited	62.2	62.2	Isle of Man	Development of resort related software
+ Genting International PLC	62.2	62.2	Isle of Man	Investment holding
+ Genting International Paper Limited	100.0	100.0	Isle of Man	Investment holding
+ Genting International Paper Manufacturers Limited	97.7	97.7	Isle of Man	Investment holding
+ Genting International Paper (Netherlands) B.V.	100.0	100.0	Netherlands	Management & consultancy services
+ Genting International Properties Limited	62.2	62.2	Isle of Man	Investment holding
+ Genting International (Singapore) Pte Ltd	62.2	62.2	Singapore	Tour promotion
Genting Leisure Sdn Bhd	55.2	55.2	Malaysia	Investment holding
+ Genting Oil & Gas (China) Limited	95.0	95.0	Isle of Man	Oil & gas exploration
+ Genting Oil & Gas Limited	95.0	95.0	Isle of Man	Investment holding
+ Genting Power Holdings Limited	100.0	100.0	Isle of Man	Investment holding
+ Genting Power (M) Limited	100.0	100.0	Isle of Man	Investment holding
Genting Sanyen Industrial Paper Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen (Malaysia) Sdn Bhd	97.7	97.7	Malaysia	Investment holding
Genting Sanyen Paperboard Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and trading of paper products
Genting Sanyen Sales & Marketing Services Sdn Bhd	97.7	97.7	Malaysia	Trading and converting of paper products
Genting Sanyen Utilities & Services Sdn Bhd	97.7	97.7	Malaysia	Provision and sale of utilities
Genting Skyway Sdn Bhd	55.2	55.2	Malaysia	Provision of cable car services
Genting Studio Sdn Bhd	55.2	55.2	Malaysia	Agent to procure/produce programmes
Genting Utilities & Services Sdn Bhd	55.2	55.2	Malaysia	Provision of utilities services
Genting World Sdn Bhd	55.2	55.2	Malaysia	Leisure and entertainment business
Genting Worldcard Services Sdn Bhd (formerly known as Genting Card Services Sdn Bhd)	100.0	100.0	Malaysia	Provider of loyalty program services
Gentinggi Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Glugor Development Sdn Bhd	54.9	54.9	Malaysia	Investments
GS Packaging Industries (M) Sdn Bhd	97.7	97.7	Malaysia	Provision of human resource services
Ideal Meridian Sdn Bhd	97.7	97.7	Malaysia	Manufacturing and sale of paper core
Infomart Sdn Bhd	100.0	100.0	Malaysia	Management & consultancy services
+ Jamberoo Limited	95.0	95.0	Isle of Man	Oil & gas exploration
Kijal Resort Sdn Bhd	55.2	55.2	Malaysia	Property development and property management

Exemption No. 82-4962

37. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of incorporation	Principal Activities
	2002	2001		
Kinavest Sdn Bhd	54.9	54.9	Malaysia	Plantations
+ Lafleur Limited	55.2	55.2	Isle of Man	Investment holding
Landworthy Sdn Bhd	46.1	46.1	Malaysia	Plantations
Mastika Lagenda Sdn Bhd	97.7	97.7	Malaysia	Investment holding
+ Myanmar Genting Sanyen Limited	100.0	100.0	Myanmar	Trading
+ Palomino Limited	62.2	62.2	Isle of Man	Investments
Papago Sdn Bhd	55.2	55.2	Malaysia	Resorts & hotel business
Persis Hijau Sdn Bhd	97.7	97.7	Malaysia	Provision of facilities for waste paper baling process
Resorts Facilities Services Sdn Bhd (formerly known as Genting Property Management Sdn Bhd)	55.2	55.2	Malaysia	Property management
Resorts International (Labuan) Limited	55.2	-	Labuan, Malaysia	General trading
Resorts World (Labuan) Limited	55.2	55.2	Labuan, Malaysia	General trading
+ Resorts World Limited	55.2	55.2	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	55.2	55.2	Malaysia	Provision of tour and travel related services
+ Roundhay Limited	95.0	95.0	Isle of Man	Oil & gas exploration
RWB (Labuan) Limited	55.2	55.2	Labuan, Malaysia	General trading
Sabah Development Company Sdn Bhd	54.9	54.9	Malaysia	Plantations
Seraya Mayang Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Setiabahagia Sdn Bhd	55.2	55.2	Malaysia	Property investment
Setiacahaya Sdn Bhd	77.4	77.4	Malaysia	Property investment
Setiamas Sdn Bhd	54.9	54.9	Malaysia	Plantations and property development
Setiaseri Sdn Bhd	55.2	55.2	Malaysia	Property investment
Sierra Springs Sdn Bhd	55.2	55.2	Malaysia	Investment holding
Sing Mah Plantation Sdn Bhd	54.9	54.9	Malaysia	Plantations
Tanjung Bahagia Sdn Bhd	54.9	54.9	Malaysia	Plantations
Technimode Enterprises Sdn Bhd	54.9	54.9	Malaysia	Property investment
Vestplus Sdn Bhd	55.2	55.2	Malaysia	Property investment
Widuri Pelangi Sdn Bhd	55.2	55.2	Malaysia	Golf resort and hotel business
+ Worldcard (Hong Kong) Limited	62.2	-	Hong Kong	Provision of loyalty program services
Asiaticom Sdn Bhd	54.9	54.9	Malaysia	Dormant
Asiatic Green Tech Sdn Bhd	54.9	10.4	Malaysia	Dormant
Asiatic Properties Sdn Bhd	54.9	54.9	Malaysia	Dormant
Calidone Limited	62.2	-	Isle of Man	Dormant
+ Genting Overseas Investments Limited	100.0	100.0	Isle of Man	Dormant
+ Genting Sanyen Paper Pte Ltd	97.7	97.7	Singapore	Dormant
Kijal Facilities Services Sdn Bhd	55.2	55.2	Malaysia	Dormant
+ Laila Limited	95.0	95.0	Isle of Man	Dormant
Mediglove Sdn Bhd	54.9	54.9	Malaysia	Dormant
+ Oxalis Limited	97.7	97.7	Isle of Man	Dormant
Plantation Latex (Malaya) Sdn Bhd	54.9	54.9	Malaysia	Dormant
+ R.W. Investments Limited	55.2	55.2	Isle of Man	Dormant
Waxwood Sdn Bhd	33.1	33.1	Malaysia	Dormant
+ ADB International Limited	-	54.9	Hong Kong	Deregistered
ALD Construction Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Awanpura Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Commodities Trading Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Asiatic Vegetable Oils Refinery Sdn Bhd	54.9	54.9	Malaysia	Pre-operating
Awanapura Sdn Bhd	-	100.0	Malaysia	Deregistered
Awana Hotels Management Services Sdn Bhd	-	100.0	Malaysia	Deregistered
Awana Hotels & Resorts Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
+ Awana International Limited	100.0	100.0	Isle of Man	Pre-operating
Awana Ownership Resorts Berhad	-	100.0	Malaysia	Deregistered

37. SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
Awana Vacation Resorts Berhad	-	100.0	Malaysia	Deregistered
Awana Vacation Resorts Management Sdn Bhd	100.0	100.0	Malaysia	Pre-operating
Dasar Pinggir (M) Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
Dutabay Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Entertainment Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Equities Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Food Services Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Leisure Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Management Services Sdn Bhd	-	55.2	Malaysia	Deregistered
First World Theme Park Sdn Bhd	-	55.2	Malaysia	Deregistered
Genas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Genawan Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Genmas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gensa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentasa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentas Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
* Genting International (Macau) Entertainment Limited	62.2	62.2	Macau	Pending liquidation
+ Genting International Management Services Pte Ltd	62.2	100.0	Singapore	Pre-operating
+ Genting International (Thailand) Limited	56.6	-	Thailand	Pre-operating
Genting Newsprint Sdn Bhd	62.2	62.2	Malaysia	Pre-operating
+ Genting (NSW) Pty Ltd	62.2	62.2	Australia	Pre-operating
+ Genting Power (Bangladesh) Limited	100.0	100.0	Isle of Man	Pre-operating
+ Genting Power (India) Limited	100.0	100.0	Mauritius	Pre-operating
Genting Sanyen Incineration Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
+ Genting Sanyen Utilities Limited	100.0	100.0	Isle of Man	Pre-operating
Genting Theme Park Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Goodheart Development Sdn Bhd	-	54.9	Malaysia	Deregistered
Hitechwood Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Ikhlas Tiasa Sdn Bhd	55.2	-	Malaysia	Pre-operating
Jomara Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Laserwood Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Leisure & Cafe Concept Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
* Macau Star Limited	56.0	56.0	Macau	Pending liquidation
Merriwa Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Nippontech Resources Sdn Bhd	-	55.2	Malaysia	Deregistered
Possible Affluent Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Puncak Singa (M) Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
Rantau Cempaka (M) Sdn Bhd	-	55.2	Malaysia	Deregistered
Rapallo Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
+ Resorts Overseas Investments Limited	55.2	55.2	Isle of Man	Pre-operating
Resorts Tavern Sdn Bhd	55.2	55.2	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd (formerly known as Gracepac Sdn Bhd)	55.2	-	Malaysia	Pre-operating
Sahabat Alam Sdn Bhd	97.7	97.7	Malaysia	Pre-operating
+ Sanyen Oil & Gas Limited	95.0	95.0	Mauritius	Pre-operating
+ Sayang (Thailand) Limited	91.0	91.0	Thailand	Pre-operating
+ Sorona Limited	100.0	100.0	Isle of Man	Pre-operating
Space Fair Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
+ Torrens Limited	97.7	97.7	Isle of Man	Pre-operating
Tullamarine Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Twinmatics Sdn Bhd	55.2	55.2	Malaysia	Pre-operating

37. **SUBSIDIARY AND ASSOCIATED COMPANIES (Cont'd)**

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
Twinsurf Sdn Bhd	-	55.2	Malaysia	Deregistered
+ Vestplus (Hong Kong) Limited	55.2	55.2	Hong Kong	Pre-operating
+ Vestplus (Thailand) Limited	50.2	50.2	Thailand	Pre-operating
Vintage Action Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
+ WCI Management Limited	62.2	-	Isle of Man	Pre-operating
+ WCI Intellectual Limited	62.2	-	Isle of Man	Pre-operating
+ WorldCard International Limited	62.2	-	Isle of Man	Pre-operating
+ WorldCard (Singapore) Pte Ltd	62.2	-	Singapore	Pre-operating
Yarrawin Sdn Bhd	33.1	33.1	Malaysia	Pre-operating
Associated Companies				
* Asiatic Ceramics Sdn Bhd	26.9	26.9	Malaysia	In receivership
Genting Sanyen Power Sdn Bhd	39.1	39.1	Malaysia	Generation & supply of electric power
Serian Palm Oil Mill Sdn Bhd	22.0	22.0	Malaysia	Fresh fruit bunches processing
* Sri Gading Land Sdn Bhd	26.9	26.9	Malaysia	Property development
+ Star Cruises Limited	19.0	19.8	Isle of Man & redomiciled to Bermuda on 9 October 2000	Cruise and cruise related operations

* *The financial statements of these companies are audited by firms other than the auditors of the Company.*

\+ The financial statements of these companies are audited by overseas firms/Chartered Accountant affiliated with PricewaterhouseCoopers, Malaysia.

Exemption No. 82-4962

STATEMENT ON DIRECTORS' RESPONSIBILITY

Pursuant To Paragraph 15.27 (a) Of The Listing Requirements Of Kuala Lumpur Stock Exchange

As required under the Companies Act, 1965 ("Act"), the Directors of Genting Berhad have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Company and the Group for the financial year ended 31 December 2002.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the financial year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the internal control systems to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 3 March 2003.

STATUTORY DECLARATION

Pursuant To Section 169 (16) Of The Companies Act, 1965

I, **CHIEW SOW LIN**, the Officer primarily responsible for the financial management of **GENTING BERHAD**, do solemnly and sincerely declare that the financial statements set out on pages 36 to 75 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
CHIEW SOW LIN at KUALA LUMPUR on 3 March 2003) **CHIEW SOW LIN**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

◦ REPORT OF THE AUDITORS ◦

To The Members Of Genting Berhad

We have audited the financial statements set out on pages 36 to 75. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

   (ii) the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted as auditors is indicated in Note 37 to the financial statements. We have considered the financial statements of the subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

CHIN KWAI YOONG
(No. 890/04/04 (J/PH))
Partner of the firm

Kuala Lumpur
3 March 2003

○ TEN-YEAR SUMMARY ○

Amounts in RM million unless otherwise stated	**2002**	2001	2000	1999	1998	1997	1996	1995	1994	1993
Revenue	**3,534.7**	3,148.4	3,338.6	3,077.4	3,369.8	3,822.0	2,595.6	2,496.0	2,378.0	2,004.2
Profit/[loss] from ordinary activities before taxation	**1,559.5**	1,034.6	(322.7)	1,521.4	909.7	1,542.5	1,260.9	1,135.8	792.0	1,084.9
Taxation	**(452.7)**	(386.3)	(352.0)	(15.7)	(364.1)	(346.7)	(336.7)	(282.2)	(312.4)	(238.8)
Profit/[loss] from ordinary activities after taxation	**1,106.8**	648.3	(674.7)	1,505.7	545.6	1,195.8	924.2	853.6	479.6	846.1
Net profit/[loss] for the financial year	**761.4**	453.6	(245.5)	1,101.1	414.3	771.3	645.9	567.6	210.1	597.8
Share Capital	**352.2**	352.2	352.2	352.2	352.2	352.2	351.1	351.1	351.0	233.3
Unappropriated Profit	**5,581.0**	4,916.8	4,558.9	4,879.7	3,872.4	3,562.1	2,894.3	2,339.8	1,872.9	1,747.9
Other Reserves	**537.4**	531.2	536.4	620.4	609.9	639.8	495.4	469.7	447.4	561.3
Shareholders' Equity	**6,470.6**	5,800.2	5,447.5	5,852.3	4,834.5	4,554.1	3,740.8	3,160.6	2,671.3	2,542.5
Minority Interests	**2,432.8**	2,150.5	2,046.6	2,574.9	2,168.8	2,140.9	1,648.2	1,481.9	1,254.5	1,023.6
Non-Current Liabilities	**1,225.4**	1,295.5	614.9	290.2	275.3	261.7	145.5	123.2	102.4	82.7
Capital Employed	**10,128.8**	9,246.2	8,109.0	8,717.4	7,278.6	6,956.7	5,534.5	4,765.7	4,028.2	3,648.8
Property, Plant and Equipment	**4,881.4**	4,721.4	4,194.9	3,701.1	3,580.8	3,351.2	3,163.3	2,776.4	2,297.4	1,665.8
Real Property Assets	**525.1**	621.9	631.2	653.6	631.9	597.9	468.0	362.0	282.6	251.9
Associated Companies	**2,431.2**	2,030.6	1,927.2	1,446.2	1,324.4	317.9	239.4	178.8	131.8	7.1
Other Long Term Investments	**15.6**	6.9	114.0	167.0	7.3	122.1	4.2	3.0	8.3	2.1
Exploration Cost	**0.0**	*0.0*	*439.2*	*437.6*	*399.2*	*207.0*	*36.6*	*0.0*	*0.0*	*0.0*
Long Term Receivables	**20.2**	19.0	10.1	3.7	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Taxation	**18.0**	0.0	0.0	0.0	0.0	0.0	9.0	4.7	3.2	2.3
	7,891.5	7,399.8	7,316.6	6,409.2	5,943.6	4,596.1	3,920.5	3,324.9	2,723.3	1,929.2
Net Current Assets	**2,237.3**	1,846.4	792.4	2,308.2	1,335.0	2,360.6	1,614.0	1,440.8	1,304.9	1,719.6
Employment of Capital	**10,128.8**	9,246.2	8,109.0	8,717.4	7,278.6	6,956.7	5,534.5	4,765.7	4,028.2	3,648.8
Basic earnings/[loss] per share [sen] *	**108.10**	64.41	(34.85)	156.33	58.84	109.59	91.99	80.84	29.94	85.54
Net dividend per share [sen] *	**14.76**	13.68	13.68	13.68	13.32	14.98	14.70	14.70	13.87	11.87
Dividend cover [times]	**7.3**	4.7	N/A	11.4	4.4	7.3	6.3	5.5	2.2	7.2
Current ratio	**2.71**	2.89	1.66	4.20	2.26	3.36	2.93	3.17	3.07	4.41
Net tangible assets per share [RM] *	**9.19**	8.23	7.73	8.31	6.86	6.47	5.33	4.50	3.80	3.63
Return/[loss] [after tax and minority interests] on average shareholders' equity [%]	**12.41**	8.07	(4.35)	20.61	8.83	18.60	18.72	19.47	8.06	26.26
Market share price *										
- highest [RM]	**16.50**	11.30	18.00	15.70	14.00	18.00	25.75	27.50	24.90	26.00
- lowest [RM]	**10.40**	7.40	8.75	7.85	6.40	7.70	17.00	18.90	16.67	9.00

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Adjusted to reflect the increased number of ordinary shares of the Company.

N/A: Not Applicable

LIST OF PROPERTIES HELD

As At 31 December 2002

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2002 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*
	STATE OF PAHANG DARUL MAKMUR						
1	Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	205.7	21	1982 (R)
2	Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	144.6	10	1992 (A)
3	Genting Highlands, Bentung	Freehold	Built-up : 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	785.7	3	2000 (A)
4	Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.7	9	1993 (A)
5	Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	36.9	31	1989 (R)
6	Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	12.6	27	1989 (R)
7	Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	10.9	19	1989 (R)
8	Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	18.5	10	1992 (A)
9	Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	70.4	10	1992 (A)
10	Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	60.3	6	1996 (A)
11	Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.7	30	1989 (R)
12	Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	22.5	8	1989 (R)
13	Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.3	19	1989 (R)
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.9	19	1989 (A)
15	Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.6	3	1999 (A)
16	Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	4.1	15	1989 (R)
17	Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989 (R)
18	Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.6	10	1992 (A)
19	Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	22	1989 (A)
				1 unit of Kayangan Apartment	0.2	22	1990 (A)
20	Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	21.8	16	1989 (R)
21	Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	26.4	16	1989 (R)
22	Genting Highlands, Bentung	Freehold	Built-up : 10,243 sq.metres	92 units of Ria Apartment (Pahang Tower)	14.2	16	1989 (R)
23	Genting Highlands, Bentung	Freehold	Land : 2,936 hectares	7 plots of land & improvements	263.9	-	1989 (R)
				1 plot of land & improvements	6.0	-	1996 (A)
				10 plots of land & improvements	52.1	-	1989 (R)
				1 plot of land & improvements	0.1	-	1991 (A)
				66 plots of land & improvements	154.7	-	1989 (R)
				3 plots of land & improvements	23.0	-	2002 (A)
				13 plots of land & improvements	9.4	-	1995 (R)
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 91 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994 (A)
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 56 years)	Land : 5 hectares	3 plots of land	0.6	-	1995 (A)
26	Genting Highlands, Bentung	Leasehold (unexpired lease period of 88 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000 (A)
27	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 92 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment,	0.1	3	1999 (A)
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	5.9	-	1989 (R)
29	Beserah, Kuantan	Freehold	Land : 3 hectares Built-up : 713 sq.metres	2 plots of agriculture land with residential bungalow	1.2	16	1987 (A)
30	Beserah, Kuantan	Freehold	Land : 4 hectares	4 plots of vacant agriculture land	0.9	-	1989/1991 (A)
31	Kg Permatang Badak, Kuantan	Freehold	Land : 0.7 hectares Built-up : 335 sq.metres	1 plot of agriculture land with factory	0.8	1	2001 (A)
	STATE OF SELANGOR DARUL EHSAN						
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	457.4	5	1997 (A)
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993 (A)
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	77.6	5	1997 (A)
3	Genting Highlands, Hulu Selangor	Freehold	Built up : 3,008 sq.metres	2-storey & 4-storey Gohtong Jaya Security Buildings	6.4	4	1998 (A)
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	11.5	16	1989 (R)
5	Genting Highlands, Hulu Selangor	Freehold	Land : 615 hectares	3 plots of building land	12.3	-	1989 (R)
				10 plots of building land	42.0	-	1995 (R)
				7 plots of building land	10.4	-	1993 (A)
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1995 (R)
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.3	-	1994 (A)
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	16.3	-	1994 (A)
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.1	-	1994 (A)
10	Mukim Tanjung Dua Belas, Kuala Langat	Freehold	Land : 45 hectares Built-up : 118,382 sq.metres	1 plot of industrial land with paper mill & power plant complex	118.0	1-11	1990 (A)
11	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 73 years)	Land : 32 hectares Built-up : 36,736 sq.metres	27 plots of industrial land with factory	69.8	2	1994 (A)
12	Mukim Tanjung Dua Belas, Kuala Langat	Leasehold (unexpired lease period of 94 years)	Land : 3 hectares	1 plot of industrial land	2.3	-	1994 (A)
13	Bandar Baru Bangi, Kajang	Leasehold (unexpired lease period of 84 years)	Land : 4,047 sq.metres Built-up : 1,505 sq.metres	1 plot of land with factory	2.8	6	1996 (A)
14	Section 28, Petaling Jaya	Leasehold (unexpired lease period of 64 years)	Land : 2,875 sq.metres Built-up : 780 sq.metres	2 plots of industrial land with factory	5.0	6	1996 (A)
15	Sungai Buloh, Gombak	Freehold	Land : 5,172 sq.metres Built-up : 1,267 sq.metres	1 plot of land with factory	3.6	7	1996 (A)
16	Pandamaran, Klang	Freehold	Land : 2,471 sq.metres Built-up : 1,316 sq.metres	2 plots of land with factory	1.4	6	1996 (A)
17	Pulau Indah, Klang	Leasehold (unexpired lease period of 93 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	47.9	-	1997 (A)
18	Rawang, Gombak	Freehold	Land : 5,574 sq.metres Built-up : 669 sq.metres	1 plot of industrial land with factory	2.0	4	1996 (A)
19	Bangi Factory, Selangor	Leasehold (unexpired lease period of 84 years)	Land : 12,140 sq.metres Built-up : 5,556 sq.metres	1 plot of land with factory	2.5	21	1990 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2002 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*
	FEDERAL TERRITORY OF KUALA LUMPUR						
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	16	1988 (A)
2	Jalan Sultan Ismail, Kuala Lumpur	Freehold	Land : 3,940 sq.metres Built-up : 63,047 sq.metres	Wisma Genting - 25-level office building with 6-level basement	111.8	17	1983/1991 (A)
3	Segambut, Kuala Lumpur	Leasehold (unexpired lease period of 72 years)	Land : 4 hectares Built-up : 2,601 sq.metres	Store, helicopter, bus and limousine depot	10.1	27	1982 (A)
	STATE OF PERAK DARUL RIDZUAN						
1	Kinta, Perak	Leasehold (unexpired lease period of 87 years)	Land : 6 hectares	349 vacant housing development lots	1.8	-	1989 (A)
	STATE OF TERENGGANU DARUL IMAN						
1	Kijal, Kemaman	Leasehold (unexpired lease period of 89 years)	Land : 262 hectares	4 plots of resort/property development land	46.8	-	1996 (A)
			Land : 51 hectares	18-hole Awana Kijal Golf Course	12.3	-	1997 (A)
			Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	114.7	6	1997 (A)
			Built-up : 1,854 sq.metres	28 units of Baiduri Apartment	2.8	8	1995 (A)
			Built-up : 7,278 sq.metres	96 units of Angsana Apartment	10.9	7	1996 (A)
		Leasehold (unexpired lease period of 89 years)	Land : 18 hectares	17 plots of resort/property development land	1.2	-	2002 (A)
		Leasehold (unexpired lease period of 99 years)	Land : 10 hectares	1 plot of resort/property development land	1.8	-	1995 (R)
	STATE OF KEDAH DARUL AMAN						
1	Mukim Sg. Seluang, Kulim	Freehold	Land : 7,299 sq.metres Built-up : 669 sq.metres	2 plots of industrial land with factory	1.0	4	1996 (A)
2	Mukim Sg. Petani, Kuala Muda	Freehold	Land : 2,922 sq.metres Built-up : 1,041 sq.metres	1 plot of industrial land with factory	0.9	7	1995 (A)
3	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 85 years)	Land : 14 hectares	5 plots of building land	11.8	-	1997 (A)
			Built-up : 14,387 sq.metres	3-storey Awana Langkawi Hotel Cultural / Sports Centre, Maritime / Entertainment Centre	46.0	5	1997 (A)
	STATE OF PULAU PINANG						
1	Seberang Perai Selatan, Pulau Pinang	Freehold	Land : 7 hectares Built-up : 37,976 sq.metres	1 plot of industrial land with factory	66.2	1	1997 (A)
	STATE OF JOHORE						
1	Kulai, Johor	Freehold	Land : 15 hectares	8 plots of industrial land	25.6	-	1999 (A)
	ESTATES/PROPERTY DEVELOPMENT ("PD")						
1	ASIATIC Bukit Sembilan Estate, Baling/Sg. Petani/Jitra, Kedah	Freehold	Estate : 1,318 hectares PD : 131 hectares	Oil palm estate, property development and golf course & clubhouse	64.2	7	1981 (R)
2	ASIATIC Selama Estate, Serdang & Kulim, Kedah/Selama, Perak	Freehold	Estate : 1,853 hectares	Oil palm estate	24.0	-	1981 (R)
3	ASIATIC Sepang Estate, Sepang & Ulu Langat, Selangor	Freehold	Estate : 666 hectares	Oil palm estate and orchard	13.9	-	1981 (R)
4	ASIATIC Tebong Estate, Jasin & Alor Gajah, Melaka/Tampin & Kuala Pilah, Negeri Sembilan	Freehold	Estate : 2,321 hectares	Oil palm estate	29.8	-	1981 (R)
5	ASIATIC Cheng Estate, Melaka Tengah, Alor Gajah & Kuala Linggi, Melaka	Freehold	Estate : 793 hectares PD : 13 hectares	Oil palm estate and property development	26.0	-	1981 (R)
6	ASIATIC Tanah Merah Estate, Tangkak, Johor	Freehold	Estate : 1,820 hectares	Oil palm estate	25.3	-	1981 (R)
7	ASIATIC Sg. Rayat Estate, Batu Pahat, Johor	Freehold	Estate : 1,707 hectares	Oil palm estate	29.4	-	1983 (A)
8	ASIATIC Sri Gading Estate, Batu Pahat, Johor	Freehold	Estate : 3,660 hectares	Oil palm estate	65.5	-	1983 (A)
9	ASIATIC Sing Mah Estate, Air Hitam, Johor	Freehold	Estate : 669 hectares	Oil palm estate and mill	13.0	22	1983 (A)
10	ASIATIC Kulai Besar Estate, Kulai/Simpang Renggam, Johor	Freehold	Estate : 3,160 hectares PD : 120 hectares	Oil palm estate and mill and property development	322.1	13	1983 (A)
11	ASIATIC Setiamas Estate, Kulai & Batu Pahat, Johor	Freehold	Estate : 172 hectares PD : 100 hectares	Oil palm estate and property development	85.7	-	1996 (A)
12	ASIATIC Sabapalm Estate, Labuk Valley	Leasehold (unexpired lease period of 885 years)	Estate : 4,077 hectares	Oil palm estate and mill	39.9	32	1991 (A)
	Sandakan, Sabah	Leasehold (unexpired lease period of 83 years)	Estate : 283 hectares	Oil palm estate		-	1991 (A)
13	ASIATIC Tanjung Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 84 years)	Estate : 4,153 hectares	Oil palm estate and mill	41.2	8	1988 (A)
		Leasehold (unexpired lease period of 94 years)	Estate : 192 hectares	Oil palm estate	1.7	-	2001 (A)
14	ASIATIC Bahagia Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 84 years)	Estate : 3,941 hectares	Oil palm estate	28.4	-	1988 (A)
15	ASIATIC Tenegang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 86 years)	Estate : 4,047 hectares	Oil palm estate	32.4	-	1990 (A)

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2002 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION (A)/ REVALUATION (R)*
16	ASIATIC Landworthy Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 81 years)	Estate : 4,039 hectares	Oil palm estate	32.0	-	1992 (A)
17	ASIATIC Layang Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 88 years)	Estate : 1,683 hectares	Oil palm estate	16.6	-	1993 (A)
18	Asiatic Regional Office, Sandakan, Sabah	Leasehold (unexpired lease period of 885 years)	Land : 1,206 sq.metres Built-up : 374 sq.metres	2 units of 2-storey intermediate detached house	0.1	18	1991 (A)
19	Asiatic Vegetable Oils Refinery, Sandakan, Sabah	Leasehold (unexpired lease period of 78 years)	Land : 8 hectares	Vacant land	2.3	-	1992 (A)
20	ASIATIC Jambongan Estate, Beluran, Sabah	Leasehold (unexpired lease period of 68 years)	Land : 61 hectares	Unplanted agricultural land	11.1	-	2002 (A)
		Leasehold (unexpired lease period of 70 years)	Land : 676 hectares	Unplanted agricultural land		-	2001 (A)
		Leasehold (unexpired lease period of 71 years)	Land : 202 hectares	Unplanted agricultural land		-	2002 (A)
		Leasehold (unexpired lease period of 72 years)	Land : 102 hectares	Unplanted agricultural land		-	2001 (A)
		Leasehold (unexpired lease period of 75 years)	Land : 168 hectares	Unplanted agricultural land		-	2001 (A)
		Leasehold (unexpired lease period of 75 years)	Land : 101 hectares	Unplanted agricultural land		-	2002 (A)
		Leasehold (unexpired lease period of 98 years)	Land : 808 hectares	Unplanted agricultural land		-	2002 (A)
21	ASIATIC Indah & Permai Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 94 years)	Land : 8,830 hectares	Oil palm estate	72.1	-	2001 (A)
22	ASIATIC Mewah Estate, Kinabatangan, Sabah	Leasehold (unexpired lease period of 81 years)	Land : 121 hectares	Oil palm estate	116.5	-	2002 (A)
		Leasehold (unexpired lease period of 82 years)	Land : 105 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 83 years)	Land : 1,437 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 85 years)	Land : 398 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 86 years)	Land : 390 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 87 years)	Land : 271 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 89 years)	Land : 2,113 hectares	Oil palm estate and mill		6	2002 (A)
		Leasehold (unexpired lease period of 92 years)	Land : 373 hectares	Oil palm estate		-	2002 (A)
		Leasehold (unexpired lease period of 888 years)	Land : 403 hectares	Oil palm estate		-	2002 (A)
	ENGLAND						
1	Hyde Park, London	Leasehold (unexpired lease period of 974 years)	Built-up : 286 sq.metres	2 units of residential apartment at Hyde Park Towers	1.8	23	1980 / 1996 (A)

* *(R) represents properties which have been revalued. However, the netbook values of certain properties as at financial year end include additional costs incurred subsequent to valuation.*

Exemption No. 82-4962

◦ GROUP OFFICES ◦

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Website : www.genting.com.my

LEISURE & HOSPITALITY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites : www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6101 3015
Fax : 03 – 6101 3535
E-mail : agh@resorts.com.my

Awana Kijal Golf, Beach & Spa Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@resorts.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

Customer Interaction Centre (CIC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting WorldCard, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Tol Free Line: 1 800 18 1118
Reservations Email:
customercare@genting.com.my
Membership Email:
gwcard@genting.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11A, 1st Floor, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F- Ground Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

CONVENTION SALES
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : convsale@genting.com.my

Genting International Convention Centre
Website : http://mice.egenting.com

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1815
Fax : 03 – 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort,
Malaysia
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6734 2735
Fax : 02 – 6737 7260

Hong Kong SAR
Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok
Star Cruises
18th Floor, B.U.I Building,
177/1, Soi Anumamrachathon 1,
Surawongse Road,Bangrak,
Bangkok 10500 Thailand
Tel : 662 – 634 7240
Fax : 662 – 634 7217

India
New Delhi
Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 644 7810
Fax : (9111) 644 7813

Mumbai
Star Cruises
1118, 11th Floor,
Maher Chamhers 5, Nariman Point,
Munbari,
400021 India
Tel : (9122) 284 0383
Fax : (9122) 281 8369

PLANTATION DIVISION

Principal Executive Officers
Tan Sri Lim Kok Thay
Dato' Baharuddin bin Musa

HEAD OFFICE

Asiatic Development Berhad
10th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3733/2032 3733
Fax : 03 – 2161 6149
E-mail : info@asiatic.com.my
Website : www.asiatic.com.my

REGIONAL OFFICE

Sabah Development Co. Sdn Bhd
Lot 39, Taman Wemin, Mile 5,
Labuk Road, 90008 Sandakan,
Sabah, Malaysia
Tel : 089 – 208 211/208 204
Fax : 089 – 211 108

PAPER & PACKAGING, POWER AND OIL & GAS DIVISIONS

Principal Executive Officer
Mr Ong Tiong Soon

HEAD OFFICE

Genting Sanyen Industrial Paper Sdn Bhd
Genting Sanyen Paperboard Sdn Bhd
Genting Sanyen Power Sdn Bhd
Genting Oil & Gas Ltd
22nd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2301 1393
Fax : 03 – 2162 4032

PLANT

Genting Sanyen Industrial Complex
Lot 7090, Mukim Tanjung 12,
Bukit Canggang,
Daerah Kuala Langat,
42700 Banting, Selangor, Malaysia

Paper Mill
Tel : 03 – 3182 5000
Fax : 03 – 3182 5100

Power Plant
Tel : 03 – 3182 6800
Fax : 03 – 3182 6900

Box Plant (Central)
Tel : 03 – 3182 5200
Fax : 03 – 3182 5300

Box Plant (Northern)
No. 33, Jalan Nafiri,
14200 Sungai Bakap,
Seberang Perai Selatan,
Penang, Malaysia
Tel : 04 – 585 6133
Fax : 04 – 585 6020

Oil & Gas
Tel : 03 – 2161 2288
Fax : 03 – 2163 5187

PROPERTY DIVISION

Principal Executive Officer
Tan Sri Lim Kok Thay

Gentinggi Sdn Bhd
Genting Property Management Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3633/2161 3833
Fax : 03 – 2161 5304
Telex : GHHB MA 30022

Property Sales

- **Awana Condominium**
- **Ria Apartments**

Enquiries:
Tel : 03 – 2161 3633/2161 3833
Fax : 03 – 2163 5079
Telex : GHHB MA 30022

Kijal Resort Sdn Bhd
Sales Office
Angsana Apartments
Baiduri Apartments
8th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2161 2288
Fax : 03 – 2164 7480

Projek Bandar Pelancongan Pantai Kijal
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 9261
Fax : 09 – 864 9260

Asiatic Land Development Sdn Bhd
Permaipura Sales Office
Jalan Permaipura 5,
08100 Bedong, Kedah, Malaysia
Tel : 04 – 452 1000/1/2
Fax : 04 – 452 1003

Indahpura Sales Office
19th Mile, Kulai Besar,
81000 Kulai, Johor, Malaysia
Tel : 07 – 662 4652/3
Fax : 07 – 662 4655

E-COMMERCE & IT DIVISIONS

Principal Executive Officer
Mr Justin Tan Wah Joo

E-Genting Holdings Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Genting Information Knowledge Enterprise Sdn Bhd
17th & 19th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

L2-E-7B Enterprise 4,
Technology Park Malaysia,
Lebuhraya Puchong-Sungai Besi,
Bukit Jalil,
57000 Kuala Lumpur, Malaysia
Tel : 03 – 8996 0818
Fax : 03 – 8996 0839
E-mail : egentinginfo@genting.com.my

Genting WorldCard Services Sdn Bhd
(formerly known as Genting Card Services Sdn Bhd)
9th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

E-Genting Sdn Bhd
19th Floor, Wisma Genting,
Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2030 6666
E-mail : egentinginfo@genting.com.my

Exemption No. 82-4962

ANALYSIS OF SHAREHOLDINGS

As at 28 April 2003

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	1,988	7.77	8,603	0.00
100 - 1,000	12,583	49.15	8,693,655	1.23
1,001 - 10,000	8,682	33.92	31,245,515	4.44
10,001 - 100,000	1,831	7.15	58,613,495	8.32
100,001 to less than 5% of issued shares	515	2.01	401,256,838	56.97
5% and above of issued shares	1	0.00	204,520,848	29.04
Total	**25,600**	**100.00**	**704,338,954**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Kien Huat Realty Sdn Berhad	204,520,848	29.04
2. Kien Huat Realty Sdn Berhad	34,107,204	4.84
3. UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (Pte) Ltd for Golden Hope Limited*	28,145,690	4.00
4. UOBM Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited*	24,400,000	3.46
5. Time Life Equity Sdn Bhd	11,523,996	1.64
6. Alocasia Sdn Bhd	11,298,000	1.60
7. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	9,295,038	1.32
8. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	8,300,000	1.18
9. Datacorp Sdn Bhd	7,043,200	1.00
10. World Management Sdn Bhd	6,763,800	0.96
11. Lim Goh Tong	6,681,000	0.95
12. Eastwest Holdings Sdn Bhd	5,503,984	0.78
13. Employees Provident Fund Board	4,726,000	0.67
14. World Management Sdn Bhd	4,284,800	0.61
15. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	4,172,266	0.59
16. SBBAM Nominees (Tempatan) Sdn Bhd *Yayasan Mohd Noah (A/C1)*	3,199,600	0.45
17. Pertubuhan Keselamatan Sosial	3,000,000	0.43
18. HSBC Nominees (Asing) Sdn Bhd *Tinehay Holdings Limited (301-708509-091)*	3,000,000	0.43
19. Citicorp Nominees (Asing) Sdn Bhd *CB LDN for First State Asia Pacific Fund*	3,000,000	0.43
20. HSBC Nominees (Asing) Sdn Bhd *IBJ Bank & Trust Company for the Schroder Pacific Emerging Markets Fund*	2,953,500	0.42
21. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for The Great Eastern Life Assurance Co. Ltd*	2,858,200	0.41
22. HSBC Nominees (Asing) Sdn Bhd *HSBC BK PLC for Prudential Assurance Company Ltd*	2,729,800	0.39
23. Cartaban Nominees (Asing) Sdn Bhd *Bank of Tokyo Mitsubishi New York for United Nations Joint Staff Pension Fund*	2,700,000	0.38
24. Lim Kok Thay	2,553,000	0.36
25. Lee Kim Hua @ Lee Ah Sang	2,327,472	0.33
26. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Asia Investment Corporation (B.V.I.)*	2,317,000	0.33

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
27. HSBC Nominees (Asing) Sdn Bhd *Stichting Pensioenfonds Abp.*	2,280,400	0.32
28. HSBC Nominees (Asing) Sdn Bhd *TNTC for Government of Singapore Investment Corporation Pte Ltd*	2,058,480	0.29
29. Tinehay Holdings Limited	2,000,000	0.28
30. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund CCB6 for Liberty Newport Tiger Fund*	1,981,000	0.28
Total	**409,724,278**	**58.17**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 28 April 2003

	No. of Shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Kien Huat Realty Sdn Berhad ("Kien Huat")	238,628,052	33.88	52,637,200^	7.47
Parkview Management Sdn Bhd	-	-	291,265,252*	41.35
Inforex Sdn Bhd	-	-	238,628,052+	33.88
Info-Text Sdn Bhd	-	-	238,628,052+	33.88
Dataline Sdn Bhd	-	-	238,628,052+	33.88
GT Realty Sdn Bhd	-	-	238,628,052+	33.88

Notes:

^ Deemed interested through its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

* Deemed interested through Kien Huat and its subsidiaries (Alocasia Sdn Bhd, World Management Sdn Bhd, Tinehay Holdings Limited and Inverway Sdn Bhd)

+ Deemed interested through Kien Huat.

ANALYSIS OF SHAREHOLDINGS

As at 28 April 2003 (Cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As At 28 April 2003

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	6,681,000	0.94855	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Tan Sri Lim Kok Thay	3,433,800	0.48752	11,523,996*	1.63614
Mr Quah Chek Tin	1,000	0.00014	-	-
Tan Sri Mohd Amin bin Osman	8,000	0.00114	-	-

* Deemed interested through Time Life Equity Sdn Bhd

INTEREST IN SUBSIDIARY COMPANIES

Resorts World Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-
Tan Sri Mohd Amin bin Osman	122,000	0.0112	-	-

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	437,500	0.0590	-	-
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Tan Sri Mohd Amin bin Osman	164,000	0.0221	-	-

Genting International PLC

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	1,832,468	0.1291	-	-

AMERICAN DEPOSITORY RECEIPTS – LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 13 August 1999. Under the ADR programme, a maximum of 21 million ordinary shares of RM0.50 each representing approximately 3% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. The Bank of New York as the Depository Bank has appointed Malayan Banking Berhad as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2003, there were 36,400 ADR outstanding representing 182,000 ordinary shares of the Company which have been deposited with the sole custodian for the ADR Programme.

Exemption No. 82-4962



GENTING BERHAD

(7916-A)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ____
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

____
(FULL NAME)

of ____
(ADDRESS)

or failing him ____
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26 June 2003 at 4.00 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ____
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of GENTING BERHAD hereby appoint

____
(FULL NAME)

of ____
(ADDRESS)

or failing him ____
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26 June 2003 at 4.00 p.m. and at any adjournment thereof.

Exemption No. 82-4962

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTION		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors:					
Tun Mohammed Hanif bin Omar	Resolution 4				
Dato' Paduka Nik Hashim bin Nik Yusoff	Resolution 5				
Dr R. Thillainathan	Resolution 6				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965					
Tan Sri Lim Goh Tong	Resolution 7				
Tan Sri Mohd Amin bin Osman	Resolution 8				
Tan Sri (Dr.) Gunn Chit Tuan	Resolution 9				
To re-appoint Auditors	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this _______________ day of _______________ 2003

No. of Shares held	

____

Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.





www.genting.com.my